Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-208506

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 11, 2016

New Issue	August 11, 2016

B2GOLD CORP.
Up to US$100,000,000
Common Shares

This Prospectus Supplement, together with the accompanying short form base shelf prospectus dated January 11, 2016 (the “Prospectus”), qualifies the distribution (the “Offering”) of common shares (each, an “Offered Share’’) of B2Gold Corp. (“B2Gold” or the “Company”) having an aggregate offering price of up to US$100,000,000. B2Gold has entered into an equity distribution agreement dated August 11, 2016 (the “Distribution Agreement”) with Canaccord Genuity Corp., Canaccord Genuity Inc., HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. (collectively, the “Agents”) pursuant to which B2Gold may distribute Offered Shares from time to time through the Agents, as agents, for the distribution of the Offered Shares, in accordance with the terms of the Distribution Agreement. See “Plan of Distribution”.

The outstanding common shares of the Company (“Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BTO” and on the NYSE MKT LLC (the “NYSE MKT”) under the symbol “BTG”. On August 10, 2016, the last trading day before the filing of this Prospectus Supplement, the closing trading price of the Common Shares on the TSX was C$4.64 per Common Share and the closing trading price of the Common Shares on the NYSE MKT was US$3.55 per Common Share. The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirements of the TSX. The NYSE MKT has approved the listing of the Offered Shares offered hereunder.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), including sales made directly on the TSX and the NYSE MKT or on any other existing trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at the market prices prevailing at the time of the sale or at prices to be negotiated with purchasers. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

B2Gold will pay the Agents compensation for their services in acting as agents in connection with the sale of Offered Shares pursuant to the terms of the Distribution Agreement equal to 2% of the gross sale price per Offered Share sold (the “Commission”). The Commission shall be divided equally between the Agents regardless of which Agent effects the sale.

As sales agents, the Agents will not engage in any transactions to stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the securities.

The purchase and ownership of Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors in the AIF (as herein defined) and other documents incorporated herein and therein by reference, for a description of risks involved in an investment in Offered Shares.

The Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences, including the Canadian federal income tax consequences applicable to a foreign controlled corporation that acquires Common Shares. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of the province of British Columbia, that the majority of the Company’s officers and directors and some or all of the experts named in this Prospectus Supplement and the accompanying Prospectus are residents of a country other than the United States, and that a substantial portion of the Company’s assets and the assets of said persons are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. are affiliates of HSBC Bank USA, National Association, which acts as administrative agent and a lender under the $350 million senior secured credit facility entered into as of May 20, 2015, as amended from time to time (the “Credit Facility”), of the Company and HSBC Securities (USA) Inc. acts as sole lead arranger and sole bookrunner under the Credit Facility. Consequently, the Company may be considered a “connected issuer” to HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. under applicable Canadian securities legislation. In addition, the Company’s use of proceeds under the Offering may be deemed a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). See “Relationship Between the Company and Certain Agents (Conflicts of Interest)” for further information.

Mr. George Johnson is a director of the Company and resides outside of Canada. Mr. Johnson has appointed B2Gold Corp., Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1J1, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against Mr. Johnson, even though he has appointed an agent for service of process.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

CERTAIN INCOME TAX CONSIDERATIONS	20
LEGAL MATTERS	20
TRANSFER AGENT AND REGISTRAR	20
INTEREST OF EXPERTS	20
ENFORCEABILITY OF CIVIL LIABILITIES	20

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information, some of which may not apply to the Offered Shares. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference herein ot therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference herein or therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and on other information included in the registration statement of which this Prospectus Supplement and the Prospectus form a part. We have not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “B2Gold”, the “Company”, “we”, “us” and “our” refer to B2Gold Corp. and include each of its subsidiaries as the context requires.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement and the accompanying Prospectus are references to United States dollars. Unless stated otherwise, references to “C$” are to Canadian dollars and references to “$”, “US dollars” or “US$” are to United States dollars.

Except as otherwise noted, the financial information contained in the AIF (as defined herein) and the Company’s financial statements and related management’s discussion and analysis of financial position and results of operations that are incorporated by reference into this Prospectus Supplement (see “Documents Incorporated by Reference”) are expressed in United States dollars.

The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the six-month periods of the Company ended, June 30, 2016 and June 30, 2015 and the years ended December 31, 2015, December 31, 2014 and December 31, 2013, as quoted by the Bank of Canada, were as follows:

	Six months ended		Year ended
	June 30,		December 31,
	2015	2016	2013	2014	2015
Noon rate at the end of period	C$1.2474	C$1.3009	C$1.0636	C$1.1601	C$1.3840
Average rate during period	C$1.2354	C$1.3302	C$1.0299	C$1.1045	C$1.2787
Highest rate during period	C$1.2803	C$1.4589	C$1.0697	C$1.1643	C$1.3990
Lowest rate during period	C$1.1728	C$1.2544	C$0.9839	C$1.0614	C$1.1728

On August 10, 2016, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00=C$1.3060.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation, including the number of Offered Shares sold, the price for the Offered Shares and the aggregate proceeds under the Offering, the participation of insiders in the Offering, the Company’s belief that it will not be a PFIC (as defined herein) for the current tax year or for the foreseeable future, projections of future financial and operational performance; statements with respect to future events or future performance; production estimates; anticipated operating and production costs and revenue; budgets; estimates of capital expenditures; future demand for and prices of commodities and currencies; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, including finalizing the discussions regarding an establishment convention and the structuring and ownership of the exploitation company that will hold the Fekola Project with the Government of Mali; the construction of, and the potential development and potential production from, the Fekola Project; the Fekola Project being fully funded, on budget and on schedule to commence gold production in late 2017; the potential to increase throughput and production at Fekola and the capital expenditures related thereto; satisfaction of conditions precedent, including the completion and terms of definitive documentation, and completion and funding under the equipment facility for the Fekola Project; the impact of the new Burkinabe Mining Code on the Kiaka Project; the projections included in existing technical reports, economic assessments, feasibility studies, including the Fekola Feasibility Study (as defined herein), and geological models and the completion of new studies, including updated life of mine plans, the potential to undertake an engineering study and an updated Kiaka Project feasibility study; statements regarding planned upgrades and increases to throughput capacity at our mines; the potential for expansion of mineral resources and mineral reserves or conversion of mineral resources and mineral reserves from one category to another; the potential for expansion of production capacity, including the cost reduction and continued ramp up, improvements and expansion of gold production at the Otjikoto Mine and development of the adjacent Wolfshag zone; the upgrade of the Masbate plant; expansion options for the Masbate Gold Project and the mill feed at Masbate in the second half of 2016 containing a higher percentage of higher grade ore; the impact of new mining legislation in the Philippines and the outcome of the audit at Masbate; the completion of permitting and resettlement activities in respect of the Jabali Antenna Pit; production shortfalls as a result of delays in accessing ore at Jabali being fully offset; production from the Jabali Antenna Pit and increased production at La Libertad Mine; projected capital investments and exploration; the adequacy of capital, financing needs and the potential availability of and potential for receiving further commitments under the Credit Facility; the delivery of ounces under prepaid sales arrangements; the potential availability of flexible financing arrangements; the potential value of acquisitions; the planned exploration at Fekola and Kiaka and the results thereof, the potential identification of new mineralization or discoveries there and the effect of adding mineralization from the Toega prospect on the economics of the Kiaka project; and estimates regarding the outcome of tax audits. Forward-looking information is necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, without limitation, gold and other metal price volatility; risks of not achieving production, cost or other estimates; risks and uncertainties associated with mineral exploration and development; discrepancies between actual and estimated mineral reserves and mineral resources and metallurgical recoveries; various political, economic and other risks associated with conducting operations in several different countries; fluctuations in the price and availability of infrastructure and energy and other commodities; inherent hazards and risks associated with mining operations, including accidents; risks associated with hedging activities and ore purchase commitments; risks of obtaining and maintaining necessary licenses, permits and approvals from various governmental authorities; risks related to compliance with environmental regulations and environmental hazards; risks related to compliance with stringent laws and regulations and the effect of changes in law and regulatory environment; risks associated with joint ventures; risks associated with our minority shareholdings in the entity that owns the Masbate Gold Project; our ability to continually obtain additional mineral reserves for production of gold; the inability to identify appropriate acquisition targets or complete desirable acquisitions or the failure to integrate businesses and assets that we have acquired or may acquire in the future; risks associated with our use of information publicly disclosed by the former owners of our mines and property interests; fluctuations in foreign currency exchange rates; our ability to obtain additional financing; uncertainty relating to the outcome of our discussions with the Government of Mali; political, economic and other uncertainties in certain jurisdictions where we have property inte rests and conduct exploration and development activities; our ability to successfully establish mining operations or the actual cost and timing to establish mining operations at the Fekola Project; actual production, development plans and costs of the Fekola Project may differ from estimates; risks associated with our property interests and exploration activities in developing countries; inability to comply with Philippines regulations or political and legal developments in the Philippines related to ownership of natural resources and operation, management and control of our business; labour disputes; risks related to community relations and community action; reliance on outside contractors to conduct certain mining and exploration activities; adverse weather and climate issues; disruptions arising from conflicts with small scale miners in certain countries; defective title to mineral claims, surface rights or property or challenges over mineral rights relating to our properties; loss of key personnel and our inability to attract and retain qualified personnel; risks associated with our Common Shares; failures of information systems or information security threats; potential losses, liabilities and damages related to our business which are uninsured or uninsurable; competition with other mining companies; risks associated with litigation; volatility of global financial conditions; taxation, including changes in tax laws and interpretation of tax laws; difficulty in achieving and maintaining the adequacy of internal control over financial reporting as required by the SOX (as defined herein); risks related to Aboriginal and local community title claims and related consultation rights; and inability to comply with anti-corruption laws and regulations, as well as other risks, uncertainties and other factors, including, without limitation, those referred to under the heading “Risk Factors” in the AIF (as defined herein), this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. Forward-looking statements are not a guarantee of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are qualified by these cautionary statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. You should not place undue reliance on forward-looking statements. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as may be required by applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. All mineral resource and reserve estimates included in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference, have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, mineral reserve and mineral resource information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus may not qualify as “reserves” under SEC standards.

In addition, the information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not currently recognize mineral resources and U.S. companies are generally not permitted to disclose mineral resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility studies or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category or that such mineral resources or any “measured mineral resources” will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted under NI 43-101; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus include information regarding adjacent or nearby properties on which we have no right to mine. The SEC does not normally allow U.S. companies to include such information in their filings with the SEC. For the above reasons, information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus that describes our mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	annual information form, dated March 29, 2016, for the year ended December 31, 2015 (the “AIF”);

(b)	audited consolidated financial statements for the years ended December 31, 2015 and 2014, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the financial position and results of operations for the year ended December 31, 2015;

(d)	management information circular, dated May 4, 2016, prepared in connection with our annual general meeting of shareholders held on June 10, 2016;

(e)	unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016, together with the notes thereto; and

(f)	management’s discussion and analysis of the financial position and results of operations for the quarter ended June 30, 2016.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus Supplement, and before the termination of the distribution, are also deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded by this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus, except as so modified or superseded.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of B2Gold at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1J1, telephone: (604) 681-8371, and are also available electronically on SEDAR at www.sedar.com and on EGDAR at www.sec.gov.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Company, the Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and the Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement and the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

Overview

We are a Vancouver-based gold producer with four operating mines (the La Libertad mine (the “La Libertad Mine”) and the Limon mine (the “Limon Mine”) in Nicaragua, the Masbate mine (the “Masbate Gold Project”) in the Philippines and the Otjikoto mine (the “Otjikoto Mine”) in Namibia) and the Fekola mine under construction in Mali (the “Fekola Project”). In addition, the Company has a portfolio of exploration and/or development projects in Mali, Colombia, Burkina Faso, Nicaragua, Finland and Namibia.

More detailed information regarding our business, operations, assets and properties can be found in the AIF and other documents which are incorporated herein by reference. See “Documents Incorporated by Reference”.

THE OFFERING

Offered Shares	Offered Shares having an aggregate offering price of up to US$100,000,000.

Manner of offering

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX and the NYSE MKT or on any other existing trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed either (i) at market prices prevailing at the time of the sale of such Offered Shares or (ii) at prices to be negotiated with purchasers. See “Plan of Distribution”.

Use of proceeds

The Company intends to use the net proceeds from the Offering, if any, to fund ongoing general corporate expenditures, discretionary capital programs, accelerated exploration at the Fekola Project and exploration and feasibility work at the Kiaka Project. See “Use of Proceeds”.

Risk factors

See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the AIF and other documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax considerations

Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax  Considerations” in this Prospectus Supplement.

Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “BTO” and the NYSE MKT under the symbol “BTG”.

Conflicts of Interest

HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. are affiliates of HSBC Bank USA, National Association, which acts as administrative agent under the Credit Facility and HSBC Securities (USA) Inc. acts as sole lead arranger and sole bookrunner under the Credit Facility. The Company’s use of proceeds may be deemed a conflict of interest within the meaning of FINRA Rule 5121. See “Relationship Between the Company and Certain Agents (Conflicts of Interest)”.

RISK FACTORS

Investing in the Offered Shares is speculative and involves risks. The following risk factors, as well as risks currently unknown to B2Gold, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein or therein, each of which could cause purchasers of Offered Shares to lose part or all of their investment. In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out below in evaluating B2Gold and its business before making an investment in the Offered Shares.

Risks related to our business

Changes in the price of gold and other metals in the world markets, which can fluctuate widely, significantly affect the profitability of our operations and our financial condition and our ability to develop new mines.

The profitability of our operations is significantly affected by changes in the market price of gold and other mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond our control, including:

•	the level of interest rates;
•	the rate and anticipated rate of inflation;
•	world supply of mineral commodities;
•	consumption patterns;
•	purchases and sales of gold by central banks;
•	forward sales by producers;
•	production costs;
•	demand from the jewelry industry;
•	speculative activities;
•	stability of exchange rates;
•	the relative strength of the U.S. dollar and other currencies;
•	changes in international investment patterns;
•	monetary systems; and
•	political and economic events.

The price of gold decreased by approximately 10.3% over the 2015 fiscal year, with a decline in the price from $1,184.25 per ounce on January 2, 2015 to $1,062.25 per ounce on December 31, 2015. As of August 10, 2016, the price of gold was $1,347.70. Current and future price declines could cause commercial production or the development of new mines to be impracticable. If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in us losing our interest in some or all of our properties, or being forced to cease operations or development activities or to abandon or sell properties, which could have a negative effect on our profitability and cash flow.

Our future revenues and earnings could also be affected by the prices of other commodities such as fuel and other consumable items. The prices of these commodities are affected by numerous factors beyond our control.

Our failure to achieve production, cost and other estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein contain estimates of future production, operating costs, capital costs and other economic and financial measures with respect to our existing mines and certain of our exploration and development stage projects. The estimates can change or we may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to:

•	actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;
•	short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;

•	mine failures, slope failures or equipment failures;
•	industrial accidents;
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	exchange rate and commodity price fluctuations;
•	shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts;
•	labour shortages or strikes;
•	litigation;
•	terrorism;
•	civil disobedience and protests;
•	restrictions or regulations imposed by governmental or regulatory authorities;
•	permitting or licensing issues; or
•	shipping interruptions or delays.

Properties not yet in production, or slated for expansion, are subject to higher risks as new mining operations often experience unexpected problems during the start-up phase, and production delays and cost adjustments can often happen. Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

Mineral exploration and development involves significant risks and uncertainties, which could have a material adverse effect on our business, results of operations and financial condition.

Our business plans and projections rely significantly on the planned exploration and development of our non-producing properties. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we or any of our joint venture partners plan will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to:

•	the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure;
•	metal prices which are highly cyclical;
•	the cost of operations and processing equipment; and
•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

In addition, as a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a mine. Substantial expenditures are required to build mining and processing facilities for new properties. The timeline to obtain these government approvals is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

The combination of these factors may result in our inability to develop our non-producing properties, to achieve or maintain historical or estimated production, revenue or cost levels, or to receive an adequate return on invested capital, which could have a material adverse effect on our business, results of operations and financial condition.

Undue reliance should not be placed on estimates of mineral reserves and mineral resources, since these estimates are subject to numerous uncertainties. Our actual mineral reserves could be lower than mineral reserve estimates and mineral resources may never be converted into mineral reserves, which could adversely affect our operating results and financial condition.

The figures for mineral reserves and mineral resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production, increases in capital and operating costs, including the cost of labour, equipment, fuel and other required inputs and the evaluation of mine plans after the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of our ability to extract these mineral reserves, could have a material adverse effect on our results of operations and financial condition.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to uncertainty that may attach to inferred mineral resources, inferred mineral resources may not be upgraded to measured and indicated mineral resources or proven and probable reserves as a result of continued exploration.

Our operations across several different countries subject us to various political, economic and other risks that could negatively impact our operations and financial condition.

Our exploration, development and production activities are conducted in various countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia and, as such, our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, the existence or possibility of terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; uncertainty as to the outcome of any litigation in foreign jurisdictions; uncertainty as to enforcement of local laws; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions; licenses; permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; corruption; unstable legal systems; changing political conditions; changes in mining and social policies; “black economic empowerment” legislation; currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens; and other risks arising out of foreign sovereignty issues.

We have interests in exploration and development properties that are located in developing countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia and our mineral exploration and mining activities may be affected in varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Many of these countries have experienced, or are currently experiencing, varying degrees of civil unrest. Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua, the Philippines, Namibia, Mali, Burkina Faso or Colombia may materially adversely affect our operations or profitability.

Operations may be affected in varying degrees by:

•

government regulations with respect to, but not limited to, restrictions on production, price controls, exchange controls, export controls, currency remittance, income or other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, local content and ownership (such as “black economic empowerment” laws), water use and mine safety; and

•	the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, in the event of a dispute arising from our activities, we may be subject to the exclusive jurisdiction of courts or arbitral proceedings outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

We are subject to taxation in several different jurisdictions, and adverse changes to the taxation laws of such jurisdictions or unanticipated tax consequences of corporate reorganizations, could have a material adverse effect on our profitability.

We have operations and conduct business in a number of different jurisdictions and we are subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by us, which could adversely affect our profitability. Taxes may also adversely affect our ability to repatriate earnings and otherwise deploy our assets.

In addition, we have recently completed and may complete in the future, corporate reorganizations and reorganizations of the entities holding our projects. In the event that such reorganizations result in the imposition of an unanticipated tax or penalty, it may have a material adverse effect on our business.

Fluctuations in the price and availability of infrastructure and energy and other commodities could impact our profitability and development of projects.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Our inability to secure adequate water and power resources, as well as other events outside of our control, such as unusual or infrequent weather phenomena, sabotage, community, or government or other interference in the maintenance or provision of such infrastructure, could adversely affect our operations, financial condition and results of operations.

Namibia is an arid country, where water resources are scarce, and there is the possibility of drought based on current weather patterns. Although the Government of Namibia currently pursues a seawater desalination project, Namibia may in the short term experience water shortages, inter alia, on account of the following: (i) demand for water is increasing, both on account of growth in GDP as well as on account of increased mining operations; and (ii) the seawater desalination project pursued by the government may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs; however, sometimes no alternative source is available. Higher costs for construction materials like steel and concrete, or tighter supplies, can affect the timing and cost of our development projects.

If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations at our sites are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen events and failure of a supplier or contractor to perform under its agreement with us. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

The Company may be unable to generate sufficient cash to service its debt, the terms of the agreements governing its debt may restrict the Company’s current or future operations and the indebtedness may have a material adverse effect on the Company’s financial condition and results of operations.

The Company's ability to make scheduled payments on the Credit Facility and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including indebtedness under the Credit Facility. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of the covenants, including the financial covenants under the Credit Facility or the Company’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness.

The Credit Facility contains a number of covenants that will impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long term best interest. In particular, the Credit Facility restricts the Company’s ability to dispose of assets and to use the proceeds from those dispositions, to make dividends or distributions, to incur additional indebtedness and grant security interests or encumbrances and to use proceeds from future debt or equity financings. As a result of these restrictions, the Company may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, each of which restrictions may affect the Company’s ability to grow in accordance with its strategy.

Further, the Company’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to the Company, including:

•

limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

•

requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing the Company’s vulnerability to general adverse economic and industry conditions;

•	exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

•	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing the Company at a disadvantage compared to other, less leveraged competitors; and

•	increasing the Company’s cost of borrowing.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business, and mineral exploration is speculative and uncertain.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including: unusual and unexpected geologic formations; seismic activity; rock bursts; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Hedging activities and ore purchase commitments could have a material adverse effect on our business, results of operations and financial condition.

We have entered into a series of “zero-cost put/call” collar contracts for gold with settlements scheduled up to December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,720 per ounce. In addition, we have a series of Rand denominated gold forward contracts outstanding for 110,790 ounces of gold with settlements scheduled up to December 31, 2018 at an average price of 15,229 Rand per ounce.

We have also entered into pre-paid sales arrangements in the form of metal sales forward contracts for the delivery of approximately 51,600 ounces of gold in each of 2017 and 2018, for total cash prepaid amount proceeds of $120 million.

As at June 30, 2016, we had entered into a series of forward contracts for the purchase of fuel, oil, gas, and diesel, with settlements scheduled between August 2016 and May 2018. During the six months ended June 30, 2016 we entered into a series of interest rate swap contracts for a notional amount of $100 million. Under these contracts, the Company pays a floating rate equal to the three month U.S. dollar Libor and receives an average fixed rate of 1.04% . These contracts have scheduled settlements between September 2016 and May 2019.

The majority of the Company’s portfolio of fuel derivatives and Rand denominated gold forwards are marked to market through the statement of operations. A 10% change in the forward price of fuel would result in a $1.9 million change in the value of the fuel derivative portfolio. A 10% change in the United States dollar forward price of gold would result in a $14.5 million change in the value of the gold forward portfolio and a 10% change in the Rand versus the United States dollar forward rate would result in a $13.6 million change in the value of the gold forward portfolio. A 10% change in the United States dollar forward price of gold would result in a $13.8 million change in the value of the gold pre-paid forward sales. Gold forward contracts covering the remaining 21,000 ounces are excluded from IAS 39 and accounted for as executory contracts because they were entered into, and continue to be held, for the purpose of delivery. No fair value gains or losses on these contracts are recorded in the Company’s financial statements.

From time to time we may engage in other commodity hedging transactions intended to reduce the risk associated with fluctuations in metal prices, but there is no assurance that any such transaction will be successful. Furthermore, hedging transactions may prevent us from realizing the full benefit of price increases.

We require licenses, permits and approvals from various governmental authorities to conduct our operations, the failure to obtain or loss of which could have a material adverse effect on our business.

Our mining operations in the Philippines, Mali, Namibia and Nicaragua, and our various exploration and development projects are subject to receiving and maintaining licenses, permits and approvals from appropriate governmental authorities, including those permits required for the Fekola Project to be developed and to enter into production. Although our mining operations currently have all required licenses, permits and approvals that we believe are necessary for operations as currently conducted, no assurance can be provided that we will be able to maintain and renew such permits or obtain any other permits that may be required. In addition, there have in the past been challenges to permits that were temporarily successful and delays in the renewal of certain permits. In the case of our exploration and development stage properties, if a development decision is made, we must obtain appropriate licenses, permits and approvals from appropriate governmental authorities before development may proceed. There is no assurance that delays will not occur in connection with obtaining necessary renewals of authorizations for existing operations, additional licenses, permits and approvals for future operations, or additional licenses, permits and approvals associated with new legislation. We may not be able to receive or continue to hold all authorizations necessary to develop or continue operating at any particular property. An inability to obtain or conduct our mining operations pursuant to applicable authorizations would materially reduce our production and cash flow and could undermine our profitability.

We are subject to risks relating to environmental regulations and our properties may be subject to environmental hazards, which may have a material adverse effect on our business, operations and financial condition.

Our operations are subject to local laws and regulations regarding environmental matters, including, without limitation, the use or abstraction of water, land use and reclamation, air quality and the discharge of mining wastes and materials. Any changes in these laws could affect our operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. We cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on our business or financial condition.

We may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. We may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from whom we have acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties.

Production at our mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances, including sodium cyanide, as discussed below. Some of our properties also have been used for mining and related operations for many years before we acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. We have been required to address contamination at our properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from our ongoing operations or other contingencies. Contamination from hazardous substances, either at our own properties or other locations for which we may be responsible, may subject us to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on our future growth, results of operations and financial position.

Production at certain of our mines involves the use of sodium cyanide, which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for clean-up work that may not be insured. While appropriate steps will be taken to prevent discharge of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against and such liability could be material.

While we believe we do not currently have any material unrecognized environmental obligations, exploration, development and mining activities may give rise in the future to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation. Additionally, we do not maintain insurance against environmental risks. As a result, any claims against us may result in liabilities that we will not be able to afford, resulting in the failure of our business.

In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, from prior estimates of reclamation liabilities. Under the 2012 Mining Code in Mali, we are required to post a reclamation bond with the State of Mali equal to 5% of anticipated turnover. We are currently in discussions with the State of Mali as to the details of this reclamation bond. Until the requirements of the reclamation bond are finalized, we face the risk of being required to post a higher than anticipated bond for such project.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Our operations are associated with the emission of ‘greenhouse gases’. Ongoing international negotiations which aim to limit greenhouse gas emissions may result in the introduction of new regulations, and may have an adverse impact on our operations.

Our operations are subject to other stringent laws and regulations, which could significantly limit our ability to conduct our business.

In addition to environmental laws and permitting requirements, our activities are subject to stringent laws and regulations governing, among other things, prospecting, development and production; imports and exports; taxes; labour standards, occupational health and mine safety; mineral tenure, land title and land use; water and air quality regulations; protection of endangered and protected species; social legislation; and other matters.

Compliance with these laws may require significant expenditures. If we are unable to comply fully, we may be subject to enforcement actions or other liabilities, or our image may be harmed, all of which could materially affect our operating costs, delay or curtail our operations or cause us to be unable to obtain or maintain required permits. There can be no assurance that we have been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our future cash flow, results of operations and financial condition.

We are subject to a variety of risks associated with joint ventures, which could result in a material adverse effect on our future growth, results of operations and financial position.

A number of the properties in which we have an interest are the subject of joint venture arrangements with other mining companies and will be subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on the viability of our interests held through joint ventures, which could have a material adverse effect on our future growth, results of operations and financial conditions:

•	inability to exert influence over certain strategic decisions made in respect of joint venture properties;
•	a joint venture participant having economic or business interests or goals that are, or become, inconsistent with interests or goals;
•	bankruptcy of the joint venture participant;
•	disagreement with joint venture participants on how to develop and operate mines efficiently;
•	inability of participants to meet their obligations to the joint venture or third parties; and
•	litigation between participants regarding joint venture matters.

Under the Gramalote project, a gold project located 230 km northwest of Bogota, the capital of Colombia (the “Gramalote Project”), joint venture with AngloGold Ashanti Limited, in order to proceed with a development proposal, the management committee must consider a proposal for mining and production of minerals from the Gramalote property area based on a feasibility study. Proceeding with such a proposal requires unanimous approval of the management committee. In the event that unanimous approval is not obtained, a party to the joint venture may elect to proceed on its own with a development proposal if that party voted in favour of proceeding. The other party would have a further opportunity to elect to participate and proceed, but if it elects not to participate, the joint venture party wishing to proceed may do so on its own. In such case, the portion of the property that is the subject of the proposal is to be “excised” and the developing party will be required to purchase it at either an agreed value or a value determined by an independent third party and the selling party would have no further interest in such portion of the property that is the subject of the development proposal.

Our investments in the Masbate Gold Project may be adversely affected by our lack of sole decision-making authority and disputes between us and the majority owner of Filminera Resources Corporation (“FRC”).

The Company, through its subsidiaries, is a minority shareholder in FRC, which owns the Masbate Gold Project. Zoom Minerals Holdings Inc. (“Zoom”) is the majority shareholder. As the minority shareholder, we are not in a position to exercise sole decision making authority regarding the Masbate Gold Project. We may be unable to cause FRC to take, or refrain from taking, actions consistent with our business strategies and objectives. Any change in the identity, management, ownership or strategic direction of Zoom, or any disagreement with Zoom or its owners could materially adversely affect our business and results of operations. If a dispute arises between us and Zoom or its owners that cannot be resolved amicably, we may be unable to further our business strategies and objectives, may not realize the anticipated benefits of our investment in the Masbate Gold Project and associated processing facilities (in which we hold a 100% interest) and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect our business and results of operations.

In addition, pursuant to the ore purchase agreement between Philippine Gold Processing & Refining Corporation (“PGPRC”) and FRC, PGPRC has agreed to purchase all ore from the Masbate Gold Project at a price equal to the production cost for the ore plus a predetermined percentage. Decreases in the market price of gold, increases in production costs at the Masbate Gold Project or a combination of both may make performance by PGPRC under the agreement not economically desirable or feasible. In such a circumstance, we would seek to curtail production at the Masbate Gold Project or negotiate another mutually agreeable resolution with the Philippine shareholder of FRC; however, we may not be successful in such efforts.

Our ownership of the Vicar concession is on a similar basis and is subject to similar risks.

We need to continually obtain additional mineral reserves for production of gold and other metals.

As mine life is limited based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves and any necessary associated surface rights as our mines produce gold. The life-of-mine estimates for each of our operating mines are based on our best estimate given the information available to us. These estimates may not be correct.

Our ability to maintain or increase annual production of gold and other metals will depend significantly on:

•	our mining operations at Masbate Gold Project, Otjikoto Mine, La Libertad Mine and Limon Mine;
•	our development of the Fekola Project, the Kiaka Project, a gold project located 140 km southeast of Ouagadougou, the capital of Burkina Faso (the “Kiaka Project”) and the Gramalote Project;
•	our ability to expand mineral reserves and mineral resources at existing mines; and
•	our ability to find and/or acquire new mineral reserves and mineral resources and bring new mines into production.

We may be unable to identify appropriate acquisition targets or complete desirable acquisitions, and we may be unsuccessful in integrating businesses and assets that we have acquired or may acquire in the future.

As part of our business strategy, we have sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into B2Gold. There can be no assurance that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit our business. Further, acquisitions require a significant amount of time and attention of our management, as well as resources that otherwise could be spent on the operation and development of our existing business.

Acquisitions are accompanied by risks, such as a significant decline in the relevant metal price after we commit to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to realize anticipated synergies and maximize our financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that acquired businesses or assets will be profitable, that we will be able to integrate the acquired businesses or assets successfully or that we will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on our business, expansion, results of operations and financial condition.

Our use of CGA Mining Limited’s (“CGA”), Volta Resources Inc.’s (“Volta”) or Papillon Resources Pty Ltd.’s (“Papillon”) publicly disclosed information could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or materially adversely affect our operational and development plan and our results of operations and financial condition.

Unless otherwise indicated herein, all historical information regarding CGA, Volta and Papillon and the property interests that we acquired pursuant to our acquisition of CGA, Volta and Papillon respectively, including financial information and mineral reserves and resources, has been derived from publicly disclosed information. Although we have no reason to doubt the accuracy or completeness of such publicly disclosed information, any inaccuracy or material omission in CGA’s, Papillon’s or Volta’s publicly disclosed information could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or materially adversely affect our operational and development plan and our results of operations and financial condition.

Fluctuations in foreign currency exchange rates could materially affect our business, financial condition, results of operations and liquidity.

Our assets and operations are located in Canada, the Philippines, Namibia, Nicaragua, Mali, Burkina Faso, Colombia and Finland. We also have gold forward contracts denominated in the South African Rand. As a result, we have foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk we face can be categorized as follows:

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Transaction exposure: our operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect our profitability as exchange rates fluctuate;

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Exposure to currency risk: we are exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, trade and other receivables, trade and other payables, reclamation and closure costs obligations, warrants and gross balance exposure; and

•

Translation exposure: our functional and reporting currency is U.S. dollars. Our other operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss. Therefore, as the exchange rates between the Canadian dollar, Nicaraguan Córdoba, Philippine peso, Colombian peso, Namibian dollar, West African CFA franc (which is pegged to the Euro), South African Rand and the Euro fluctuate against the United States dollar, we will experience foreign exchange gains and losses, which can have a significant impact on our consolidated operating results. The exchange rate between the Córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The Córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism, which currently stands at approximately 5%.

Starting in the second quarter of 2012, we entered into foreign currency contracts to manage our foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of our Otjikoto Mine. As the Namibian dollar is pegged to the South African Rand, we entered into foreign currency contracts between the South African Rand and the United States dollar due to the Rand’s greater liquidity. While these contracts are designed to reduce our foreign currency exposure, they may result in our losing the benefit of favorable changes in foreign currency exchange rates or, if we incorrectly gauge the timing of forecasted expenditures in Namibian dollars, we may have foreign currency exposure under the contracts. During the year ended December 31, 2014, all of our forward currency contracts were settled.

As a result, fluctuations in currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining, and processing of minerals from our properties, or repayment of current or future indebtedness, could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities or repayment of indebtedness, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may involve certain restrictions on operating activities or other financings. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favourable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of our properties, or even a loss of property interests.

There is uncertainty relating to the outcome of discussions with the Government of Mali.

We are currently engaged in discussions with the Government of Mali regarding (i) the terms of an establishment convention that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Project, (ii) the formation of Fekola S.A., the new Malian exploitation company that will become the holder the 75km2 exploitation license granted to Songhoi Resources SARL for the Fekola Project (the “Exploitation Company”) and the State of Mali’s interest in it, (iii) a shareholders’ agreement in respect of the Exploitation Company, and (iv) the valuation and terms under which the State of Mali may acquire its additional 10% ownership interest in the Exploitation Company. There is no certainty as to the outcome of these discussions and until these matters are settled and the establishment convention and shareholders’ agreement are completed we do not have certainty on the ultimate corporate structure of or the Government of Mali’s ownership interest in the Exploitation Company or the precise permitting or tax regime that will apply to the Fekola Project. There is also no certainty that the completion of the establishment convention and shareholders’ agreement will fully resolve all uncertainties on these matters.

The Fekola Project is currently under development and we may not be able to successfully establish mining operations or the actual costs or time frame of establishing mining operations may differ materially from the Company’s current estimates.

The development of the Fekola Project will require the construction and operation of an open-pit mine, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

•	the availability of funds to finance construction and development activities;
•	the receipt of required governmental approvals and permits;
•	the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for;
•	unanticipated changes in grade and tonnage of ore to be mined and processed;
•	unanticipated adverse geotechnical conditions;
•	incorrect data on which engineering assumptions are made;
•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials, skilled labour, security and supplies;
•	adequate access to the site and unanticipated transportation costs or disruptions; and
•	potential opposition or obstruction from non-governmental organizations, environmental groups, terrorists or local groups which may delay or prevent development activities.

Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we are dependent in connection with the construction of the Fekola Project, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the Fekola Project could delay or prevent the construction and start-up of the mine as planned. There can be no assurances that the current construction and start-up plan for the Fekola Project will be successful.

The actual production, development plans and costs associated with the Fekola Project may differ from the estimates in the Fekola Feasibility Study.

The technical report entitled “NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” dated effective June 30, 2015 prepared by Tom Garagan, P.Geo, BSc., William Lytle, P.E., M.Sc., B.Sc., Peter Montano, P.E., Ken Jones, P.E., Sandy Hunter, MAusIMM(CP), and David J. T. Morgan, MIEAust CPEng (the “Fekola Feasibility Study”) contains estimates of future production, development plans, operating and capital costs, financial returns and other economic and technical estimates relating to the Fekola Project. These estimates are based on a variety of factors and assumptions and we cannot assure you that such production, plans, costs or other estimates will be achieved. Actual costs and financial returns may vary significantly from the estimates depending on a variety of factors many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the price of gold; short-term operating revisions to mine plans; equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for development and operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience, protests and acts of civil unrest or terrorism; and restrictions (including change to the taxation regime) or regulations (including environmental permitting and import restrictions for equipment and material required for operations at the Fekola Project) imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

The current estimate of capital expenditures that will be required to be incurred to complete the Fekola Project is based on certain assumptions and analyses made by our management and its advisors in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates, however, and the assumptions upon which they are based, are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ from those estimates. If these estimates prove incorrect, the total capital expenditures required to complete the Fekola Project may increase. We cannot be assured that we will have access to sufficient financing or generate sufficient cash flows to fund any increase in required capital spending from the construction and development of the Fekola Project. There can be no assurances that development and start-up costs and the ongoing operating costs associated with the development of the Fekola Project will not be significantly higher than we anticipated and any such increase in costs could materially adversely affect our business, results of operations, financial condition and cash flow.

Because our property interests and exploration activities in Namibia are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

The Namibian economy is highly dependent on the mining sector, which, in 2015, was estimated at approximately 11.5% of GDP. Namibia is also highly dependent on foreign imports, including fuel. These factors make the Namibian economy vulnerable to adverse commodity price fluctuations, which could have a material adverse effect on our business.

In addition, Namibia is a member of the Southern African Customs Union (“SACU”), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia’s trade is conducted with SACU members and, in its 2016 budget, the Namibian Ministry of Finance stated that a significant risk for revenue growth is the projected reduction of SACU revenue. The International Monetary Fund estimates that in 2016, Namibian SACU revenue receipts will decline by approximately 51.5% from an estimated $10.3 billion in 2015 to a projected $6.8 billion in 2016. Accordingly, the Namibian Government is highly dependent on SACU revenue, but Namibia’s share of the SACU revenue is expected to decline in the foreseeable future, as a result of which the Namibian government may be compelled to introduce additional taxes or increase current tax rates, which could have a material adverse effect on our business. For example, the Namibian government recently increased the royalty on net sales of gold and silver from 3% to 4%.

Because our property interests and exploration activities in Burkina Faso are subject to political, economic and other uncertainties, situations may arise that could have an adverse effect on our business.

Our operations in Burkina Faso are subject to various risks, including political and economic considerations such as civil and tribal unrest, war (including in neighbouring countries), terrorist actions, criminal activity, nationalization, invalidation of governmental orders, failure to enforce existing laws, labour disputes, corruption, sovereign risk, political instability, the failure of foreign parties, courts or governments to honour or enforce contractual relations or uphold property rights, changing government regulations with respect to mining (including royalties, environmental requirements, labour, taxation, land tenure, foreign investments, income repatriation and capital recovery), fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to our title to properties or mineral rights, problems or delays renewing licenses and permits, opposition to mining from local, environmental or other non-governmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure, and the expropriation of property interests, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. As African governments continue to struggle with deficits and depressed economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments are continually assessing the terms for a mining company to exploit resources in their country. In this regard, the new mining code adopted by Burkina Faso in July 2015 introduced changes to the mining legislation, including changes affecting taxation, licensing, the requirement to pay a preferred dividend to the state, requirements for employments of local personnel or contractors and other benefits to be provided to local residents. The exploitation license that was issued on July 8, 2016 in respect of the Kiaka Project (the “Kiaka Licence”) requires mine construction at the Kiaka Project to be completed within two years of the issuance date, a timeframe that the Company will probably not be able to meet. The Burkina Faso Mining Code provides for two additional two year exemptions which can extend the period for construction to a total of six years. If the construction has started and the level of investment has exceeded 50%, an additional year for the construction period can also be granted. If all of the exemption periods have been exhausted, the government has the right to withdraw the Kiaka Licence. There can be no assurance that the Company will be granted the exemptions for extending the time frame to complete mine construction. If such exemptions are granted, there can be no assurance that the mine construction can be completed in such time period.

In addition, the enforcement by us of our legal rights to exploit our properties or to utilize our permits and licenses may not be recognized by the court systems in Burkina Faso, although in certain circumstances we may agree to submit a dispute to an international court of arbitration. Burkina Faso’s status as a developing country may also make it more difficult for us to obtain required financing for our projects.

Any of the above events could delay or prevent us from exploring or developing our properties even if economic quantities of minerals are found, and could have an adverse impact on business, operations and financial condition.

Because our property interests and exploration activities in Mali are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

While the government of Mali has historically supported the development of its natural resources by foreign companies, there is no assurance that the government will not in the future adopt different policies or interpretations respecting foreign ownership of mineral resources, royalties rates, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital or our obligations under its respective mining codes. The possibility that the government of Mali may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on business, operations and financial condition.

Our operations in West Africa are exposed to various levels of political, economic, regulatory and other risks and uncertainties including the risk of terrorism. West Africa is a developing area, and there can be no assurances that the ongoing political uncertainty and violence in West Africa will not directly impact our operations or our ability to attract new funding for our operations.

Failure to comply with Philippines regulations or political and legal developments in the Philippines could have a material adverse effect on our business, operations and financial condition.

The Constitution of the Philippines provides that all natural resources are owned by the State which may enter into a coproduction, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens. Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”), provides penalties for, among others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalizes the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized business or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. Although we believe our structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged. Our failure to comply with Philippines regulations could have a material adverse effect on our business, operations and financial condition.

Since 2012, the granting of new mining permits in the Philippines has been subject to significant restrictions pursuant to a moratorium imposed pending new mining legislation. This legislation is not final, but may impose significant new revenue-sharing obligations. Following the 2016 Philippine presidential election, the Philippine government has increased its environmental enforcement efforts with respect to mining operations and suspended certain companies' mining operations. It has also initiated an audit of mining companies in the Philippines to assess their compliance with technical, environmental and social requirements under applicable law. The outcome of this audit at Masbate is not known at this time. In addition, the newly identified head of the Department of Environment and Natural Resources has been quoted in the media as advocating stricter regulations for the mining industry. Political developments, changes in Philippine laws or regulations, or a determination that we are not in compliance with Philippine laws or regulations, could have a material adverse effect on our business, operations and financial condition.

Our operations would be adversely affected if we fail to maintain satisfactory labour relations or attract and retain skilled personnel.

Production at our mining operations is dependent upon the efforts of our employees and B2Gold’s relations with its unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at Limon Mine is effective until July 1, 2018. The collective bargaining agreement covering the workers at La Libertad Mine is effective until December 31, 2017. Any of the parties involved may present a draft of a new collective bargaining agreement with 60 days prior to expiration date, although the existing collective bargaining agreement will continue in effect until a new one has been approved. We may not be able to satisfactorily renegotiate our collective labour agreements when they expire and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities in the future. In addition, relations between us and our employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, financial condition and results of operations.

The Limon Mine has experienced labour issues in the past, including work stoppages or suspension of operations due to legal or illegal strikes or illegal road blockades. Time may be lost to strikes (legal and illegal). In addition, our operations at La Libertad Mine have been disrupted by work stoppages due to illegal road blockades. We are continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and that we will not have to suspend operations again. Suspension of our operations at the Limon Mine, La Libertad Mine or any of our other mines or properties could have a material adverse effect on our business, financial condition and results of operations.

In Namibia, due to high levels of unemployment, and restrictive immigration policies applied by the Namibian Ministry of Home Affairs, it may be difficult for us to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty. Although the Namibian government spends a significant proportion (the highest single budget amount) on education, education initiatives and programs may take time to take effect. Currently, a significant proportion of the Namibian work-force can be classified as unskilled or semi-skilled labourers, as a result of which it may be difficult for employers to find skilled personnel for specialized tasks. Shortages of suitably qualified personnel in Namibia could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks related to community relations and community action.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition. In addition, countries, particularly in Africa, have imposed or required local ownership or participation arrangements on owners of mineral projects. The implementation of a new arrangement such as this on one of our projects could have a material adverse impact on the Company.

Further, certain NGOs, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may install road blockades, apply for injunctions for work stoppage and file lawsuits for damages. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on our operations. They may also file complaints with regulators in respect of B2Gold’s, and our directors’ and insiders’, regulatory filings, either in respect of us or other companies. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in B2Gold or such directors or insiders and may adversely affect the price of our securities or our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations.

We strive to operate in a socially responsible manner. However, there can be no guarantee that our efforts in this respect will address these risks.

We rely on outside contractors to conduct certain mining and exploration activities, which could result in a material adverse effect on our business, results of operations and financial condition.

Certain of our mining and exploration activities, particularly those in the Philippines, are conducted by outside contractors. As a result, our operations at these sites will be subject to a number of risks, some of which will be outside of our control, including:

•	negotiating agreements with contractors on acceptable terms;
•	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
•	reduced control over such aspects of operations that are the responsibility of the contractor;
•	failure of a contractor to perform under its agreement with us;
•	interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and
•	problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

Our inability to overcome problems related to weather and climate in the remote areas in which we operate could have a material adverse effect on our business, results of operations and financial condition.

Certain of our operations are located in remote areas and are affected by adverse climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although we benefit from modern mining technology, we may sometimes be unable to overcome problems related to weather and climate either expeditiously or at a commercially reasonable cost, which could have a material adverse effect on our business, results of operations and financial condition.

We may encounter conflicts with small scale miners in certain countries which could have a material adverse effect on our operations.

Small scale miners have been operating in Aroroy, Masbate Province since 1979 without obtaining a valid mining or processing permits issued by the government. Some of these mining and processing operations are within the property of FRC, and there has been evidence of contamination from tailing and effluent discharges within the Masbate property boundary. Although FRC is not legally liable for their contamination, FRC has attempted to limit the activities of these miners and inform the public about the risk of contamination. In line with attempts to limit and control their activities, FRC, in coordination with the local and national governments, began a process to enter into agreements with small scale miners. The agreements will require the formation of local cooperatives to legally apply for mining and processing permits and work on some areas of our mineral tenements that are not suitable for large scale mining and limited to a definite period of time. There is also a natural conflict in objectives between small scale miners and FRC, as the small scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, FRC have a stated position of allowing some level of activity; however, FRC require it to be contained to nominated areas only and subject to the law governing small scale mining in the country. Accordingly, there are risks that conflict can arise that could materially adversely affect the operations of FRC.

In Nicaragua, there is a long history of small scale miner activity throughout the country. Nicaraguan law provides that 1% of a concession be available for artisanal (non-mechanized) activity. At La Libertad, we have executed several agreements with local cooperatives, and process a portion of their output from areas that are mutually agreed upon. However, this scenario is changing due to the establishment of an unaffiliated small process plant that will specialize in processing small scale miner ore. There is also independent artisanal mining being carried out. Small scale miner issues are managed by a specific specialized group at La Libertad Mine, and the focus has been to ensure that we and artisanal miners coexist within the concession. At Limon Mine, there has been no artisanal activity in the active mining area; however, in outlying non-producing concessions, there are some areas of extensive small scale miner workings. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the small scale miners which could materially adversely affect our operations. Further development of our mining activities may require the relocation and physical resettlement of artisanal miners and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact us and may result in additional expenses or prevent further development.

Small scale artisanal miners may use sodium cyanide or mercury which are toxic materials. Should an artisanal miner’s sodium cyanide or mercury leak or otherwise be discharged into our mineral properties, we may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on our operations.

Mineral rights or surface rights to our properties could be challenged, and, if successful, such challenges could have a material adverse effect on our production and results of operations.

Our ability to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors including compliance with our obligations with respect to acquiring and maintaining title to our interest in certain properties. The acquisition of title to mineral properties is a very detailed and time-consuming process. No guarantee can be given that we will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to us or, if they are granted, that we will be in a position to comply with all conditions that are imposed. A number of our interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

The interests in our properties may not be free from defects or the material contracts between us and the entities owned or controlled by a foreign government may be unilaterally altered or revoked. There can be no assurances that our rights and title interests will not be revoked or significantly altered to our detriment. There can be no assurances that our rights and title interests will not be challenged or impugned by third parties. Our interests in properties may be subject to prior unregistered liens, agreements, claims or transfers and title may be affected by, among other things, undetected defects or governmental actions.

Certain of our property interests are also the subject of joint ventures that give us the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, we may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If we fail to make the expenditures or fail to maintain the properties in good standing, we may lose our right to such properties and forfeit any funds expended to such time.

We depend on key personnel and if we are unable to attract and retain such persons in the future it could have an adverse effect on our operations.

Our success will be largely dependent upon the performance of our key officers, employees and consultants. Locating and developing mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and production personnel involved. Our success is largely dependent on the performance of our key personnel. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon our success. We have not purchased any “key-man” insurance with respect to any of our directors, officers or key employees and have no current plans to do so.

Failures of information systems or information security threats.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well B2Gold and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Any of these factors could have a material adverse effect on our results of operations, cash flows and financial position.

Our insurance does not cover all potential losses, liabilities and damage related to our business and certain risks are uninsured or uninsurable.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and we may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We may be unable to compete successfully with other mining companies.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial resources and technical facilities than us with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out our mineral production and exploration activities. Competition in the mining industry could adversely affect our prospects for mineral exploration and development in the future, which could have a material adverse effect on our revenues, operations and financial condition.

We are subject to litigation risks which could have a material adverse effect on our business, results of operations and financial position.

All industries, including the mining industry, are subject to legal claims, with and without merit. We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. In addition, companies like ours that have experienced volatility in their share price have been subjected to class action securities litigation by shareholders. Defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which we may become subject could have a material adverse effect on our business, results of operations and financial position.

Current global financial conditions have been subject to continued volatility.

Current global financial conditions have been subject to continued volatility. Government debt and the risk of sovereign defaults in many countries have been causing significant uncertainties in the markets. High levels of volatility and market turmoil could adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on our business.

We may fail to maintain the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act.

Our Common Shares are registered under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and listed on the NYSE MKT and, accordingly, we are subject to the reporting and other requirements of the U.S. federal securities laws that apply to foreign private issuers, including the requirement to maintain effective internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires management to do an annual assessment of our internal controls over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our common shares or the market value of our other securities.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. We may not be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. We also may not be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

Our recent acquisitions and any other acquisition we make in the future can pose challenges in implementing the required processes, procedures and controls in the new operations. Any companies we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ensuring ongoing compliance, and incurring the necessary costs associated with this, we are not certain that we will be successful in complying with Section 404 of SOX.

Aboriginal and local community title claims and rights to consultation and accommodation may affect our existing operations and development projects.

Governments in many jurisdictions must consult with Aboriginal peoples and local communities with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people and local communities may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of Aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect our ability to expand or transfer existing operations or to develop new projects.

We are subject to various anti-corruption laws and regulations and our failure to comply with such laws and regulations may have a material adverse impact on our business, financial condition and results of operations.

We are subject to various U.S., Canadian and foreign anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. According to Transparency International, Nicaragua, the Philippines, Namibia, Burkina Faso, Colombia and Mali are perceived as having fairly high levels of corruption relative to Canada. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. Failure to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

Risks relating to the Common Shares and the Offering

Future sales or issuances of Common Shares could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per Common Share.

We may issue additional Common Shares in subsequent offerings (including through the sale of securities convertible into, or exchangeable for, Common Shares) and under our equity incentive plans. We may also issue Common Shares to finance future acquisitions and other projects. We cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances of Common Shares will have on the market price of the Common Shares. Sales or issuances of a substantial number of Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for our Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

There is no certainty regarding the net proceeds to the Company.

There is no certainty that US$100,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered and, if it requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or none at all.

There is no certainty regarding the number of Common Shares to be offered.

The Offered Shares will be sold by the Agents at the market price prevailing at the time of sale or at prices to be negotiated with purchasers and, therefore, there is no certainty on the number of Common Shares that may be sold under the Offering. If the prevailing market price for the Common Shares or the prices at which the Company is able to negotiate sales with purchasers declines then the Company will be able to issue more Common Shares under the Offering and investors may suffer greater dilution.

The Common Shares are publicly traded and are subject to various factors that have historically made their market price volatile.

The market price of our Common Shares has in the past been, and may continue to be, subject to large fluctuations which may result in losses for investors in our Common Shares. From January 1, 2016 until August 10, 2016, the closing price of the Common Shares on the TSX has fluctuated from a low of C$0.90 per Common Share to a high of C$4.64 per Common Share and the closing price of the Common Shares on the NYSE MKT has fluctuated from a low of US$0.64 per Common Share to a high of US$3.55 per Common Share. The market price of our Common Shares may increase or decrease in response to a number of events and factors, including:

•	our operating performance and the performance of competitors and other similar companies;

•	volatility in the price of gold and exchange rates;

•	the public’s reaction to our press releases, other public announcements and our filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track our securities or the securities of other companies in the mining sector;

•	changes in general economic and/or political conditions;

•	the arrival or departure of key personnel; and

•	acquisitions, strategic alliances or joint ventures involving us or our competitors.

In addition, the market price of our Common Shares is affected by many variables not directly related to our success and not within our control, including other developments that affect the market for all mining sector securities or the equity markets generally, the breadth of the public market for our Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of our Common Shares on the exchanges on which they trade has historically made our share price volatile.

The Common Shares are equity interests and are subordinate to our existing and future indebtedness.

The Common Shares are equity interests. This means the Common Shares will rank junior to all of our indebtedness and to other non-equity claims on us and our assets available to satisfy claims on us, including claims in bankruptcy or similar proceedings. The Credit Facility contains certain restrictions, and future indebtedness may include restrictions, on the payment of dividends on the Common Shares. Further, the Common Shares place no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the voting rights available to shareholders generally.

We have no record of paying dividends and do not intend to pay dividends in the foreseeable future.

We have not paid dividends on our Common Shares since our incorporation and do not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, capital requirements and business opportunities and any restrictions contained in any financing agreements. We may not generate sufficient cash from operations in the future to pay dividends on our Common Shares.

Our management will have broad discretion in the use of the net proceeds of the Offering and may use them in ways other than as described herein.

Our management will have broad discretion over the use of the net proceeds from the Offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from the Offering. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and may increase our losses.

CONSOLIDATED CAPITALIZATION

Since the date of the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2016 which are incorporated by reference in this Prospectus Supplement, there have been no material changes to the share and loan capital of the Company on a consolidated basis, except for the issuance of securities set forth under “Prior Sales”.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Distribution Agreement and the expenses of the distribution.

The Company intends to use the net proceeds from the Offering, if any, to fund ongoing general corporate expenditures, discretionary capital programs, accelerated exploration at the Fekola Project and exploration and feasibility work at the Kiaka Project.

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agents under which it may issue and sell from time to time Offered Shares through or to the Agents having an aggregate offering price of up to US$100,000,000 in the United States and in each of the provinces of Canada. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX and the NYSE MKT or on any other existing trading market for the Common Shares in Canada or the United States. If expressly authorized by the Company, the Agents may also sell the Offered Shares in privately negotiated transactions in the United States. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed either (i) at the market prices prevailing at the time of the sale or (ii) in privately negotiated transactions at prices to be negotiated with purchasers. As a result, price may vary as between purchasers and during the period of distribution. Pursuant to a decision of the Canadian securities regulatory authorities on July 29, 2016, the number of Common Shares sold on the TSX or another Canadian marketplace as at-the-market distributions on any trading day will not exceed 25% of the trading volume of the Common Shares on the TSX and all other Canadian marketplaces on that day.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement on a daily basis or as otherwise agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent. The Company will identify in the placement notice which Agent will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in any such instruction.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

B2Gold will pay the Agents compensation for their services in acting as agents in the sale of Offered Shares pursuant to the terms of the Distribution Agreement equal to the Commission. The Commission shall be divided equally between the Agents regardless of which Agent effects the sale. The remaining sales proceeds, after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company for the sale of such Offered Shares.

The applicable Agent will provide written confirmation to the Company (with a copy to the other Agents) no later than the opening of the trading day immediately following the trading day on which it has made sales of the Offered Shares under the Distribution Agreement. Each confirmation will include the number of Offered Shares sold on such day, the average price of the Offered Shares sold on such day, the compensation payable by B2Gold to the Agents with respect to such sales and the net proceeds payable to B2Gold.

Within seven calendar days after the end of each month in which sales were made under this Prospectus Supplement we will file on SEDAR and, with the SEC on EDGAR, a report disclosing the number and average price of the Offered Shares distributed over the TSX by us pursuant to this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds with respect to sales during the prior month. We will also disclose the number and average price of the Offered Shares sold, as well as the gross proceeds, Commission and net proceeds from sales hereunder in our annual and interim financial statements and management’s discussion and analysis filed on SEDAR and with the SEC, for any quarters in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the third trading day on the applicable exchange following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agents may agree upon and sales of the Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Company and the Agents may agree upon.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. In addition, the Company has agreed, to reimburse the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. In no event will the Agents be entitled to reimbursement of expenses under the Distribution Agreement to the extent it would cause the Agents to receive total compensation in excess of 8.0% of the total proceeds from the sale of Offered Shares under the Distribution Agreement. The Agents and their affiliates will not engage in any transactions to stabilize the price of our Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution or effected, or will effect any other transactions that are intended to stabilize or maintain the market price of the securities.

The total expenses of the Offering payable by the Company, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately US$1.0 million.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, (ii) February 11, 2018, and (iii) the termination of the Distribution Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the U.S. Exchange Act the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

Certain insiders of the Company, including shareholders holding over 10% of our Common Shares, may purchase Offered Shares under the Offering, pursuant to the terms of the Distribution Agreement. To the extent that an insider acquires Offered Shares under the Offering it would constitute a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”). MI 61-101 requires the Company to obtain a formal valuation report and minority shareholder approval, unless an exemption applies. Pursuant to Sections 5.5(a) and 5.7(1)(a) of MI 61-101, any potential participation by insiders in the Offering would be exempt from the requirement to obtain a formal valuation report and minority shareholder approval as the total fair market value of the Offering represents less than 25% of the Company’s market capitalization.

The TSX has conditionally approved the listing of the Offered Shares offered by this Prospectus Supplement. Listing is subject to the Company fulfilling all of the requirements of the TSX. The NYSE MKT has approved the listing of the Offered Shares offered hereunder.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, without par value. As at the date of this Prospectus Supplement, there are 944,600,362 Common Shares issued and outstanding, which does not include the Common Shares to be issued pursuant to stock options that were exercised on August 9 and 10, 2016 as shown under "Prior Sales".

Registered holders of Common Shares are entitled to receive notice of and attend all meetings of our shareholders, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by our board of directors and, upon liquidation, dissolution or winding-up, are entitled to receive on a pro rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares. Any alteration of the rights attached to Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN AGENTS (CONFLICTS OF INTEREST)

HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. are affiliates of HSBC Bank USA, National Association, which acts as administrative agent and a lender under the Credit Facility and HSBC Securities (USA) Inc. acts as sole lead arranger and sole bookrunner under the Credit Facility. Consequently, the Company may be considered a “connected issuer” to each of HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. under applicable Canadian securities legislation.

The Credit Facility matures on May 20, 2019, except that it shall become due on July 1, 2018 in the event that greater than 25% of the initial aggregate principal amount of the Company’s 3.25% convertible senior subordinated notes with a maturity date prior to August 1, 2019 are then outstanding. The Credit Facility has a base principal amount of $350 million and includes an accordion feature which could increase the size of the Credit Facility to $450 million. As of the date of this Prospectus Supplement, the Company has drawn $175 million on the Credit Facility. As at the date of this Prospectus Supplement, the Company is in compliance with the terms of the Credit Facility and no breach thereof has been waived by any of the lenders thereunder. There has been no material adverse change in the financial position of the Company or the value of the security granted by the Company since the indebtedness under the Credit Facility was incurred, other than as disclosed in this Prospectus Supplement. Initially, a portion of the net proceeds received by the Company from the Offering will be used to repay a portion of the amount outstanding under the Credit Facility and subsequently such amounts will be redrawn for the uses described under the heading “Use of Proceeds”.

The decision to act as an Agent in connection with the sales of Offered Shares by HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. was made independently of HSBC Bank USA, National Association. The terms of the Offering were determined by negotiation between the Company and the Agents, without involvement of HSBC Bank USA, National Association. As a consequence of the Offering, the Agents will receive their respective shares of the Commission in accordance with the provisions of the Distribution Agreement.

Because more than 5% of the net proceeds of the Offering could initially be used to reduce indebtedness under the Credit Facility, HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. may be deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, the Offering is being made in accordance with Rule 5121. Because the Offered Shares have a “bona fide public market” pursuant to Rule 5121, the appointment of a “qualified independent underwriter” is not necessary. HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. will not confirm sale of the Offered Shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

PRIOR SALES

During the 12-month period before the date of this Prospectus Supplement, we have issued the following Common Shares:

	Price per	Number of		Price per	Number of
Date of Issue	Common	Common Shares	Date of Issue	Common	Common Shares
	Share (C$)	Issued(1)		Share (C$)	Issued(1)
September 1, 2015	2.40	70,000(2)	April 25, 2016	0.84	15,000
September 23, 2015	1.49	50,000(3)	April 26, 2016	2.00	24,090
December 15, 2015	1.63	125,144(3)	April 27, 2016	2.00	28,050
December 15, 2015	0.84	30,750	April 28, 2016	1.90	10,000
February 10, 2016	2.49	25,000(2)	April 28, 2016	2.00	61,760
February 19, 2016	1.42	30,000(2)	April 29, 2016	2.00	22,770
March 1, 2016	1.43	32,082(2)	April 29, 2016	1.12	5,000
March 15, 2016	0.84	23,250	May 2, 2016	2.00	3,960
March 23, 2016	0.84	6,000	May 4, 2016	2.40	161,000
March 29, 2016	2.14	908,911(2)	May 6, 2016	2.40	92,000
March 30, 2016	1.90	629,951(2)	May 13, 2016	2.80	100,000(3)
April 7, 2016	2.00	3,960	May 17, 2016	3.15	740,740(2)
April 8, 2016	1.93	30,000(2)	May 19, 2016	2.32	52,800
April 8, 2016	2.00	1,500	May 19, 2016	2.00	30,327
April 13, 2016	2.00	36,450	May 19, 2016	1.12	5,000
April 14, 2016	2.00	2,640	May 19, 2016	0.84	15,000
April 14, 2016	1.12	24,750	May 20, 2016	2.00	152,296
April 15, 2016	2.00	13,200	May 20, 2016	1.12	49,500
April 15, 2016	1.12	16,500	May 24, 2016	2.00	64,350
April 18, 2016	2.00	6,930	May 25, 2016	1.90	9,800
April 19, 2016	2.00	7,920	May 25, 2016	2.00	17,820
April 20, 2016	1.12	16,500	May 26, 2016	2.00	19,140
April 21, 2016	2.00	2,640	May 27, 2016	2.10	33,000
April 22, 2016	2.00	34,808	May 27, 2016	2.00	8,910
April 25, 2016	2.00	32,769	June 2, 2016	2.38	69,802(2)
April 25, 2016	1.12	16,500	June 3, 2016	1.90	6,600

(1) Unless otherwise specified, share issuance is in respect of exercise of stock options.
(2) Shares were issued upon exercise of restricted share units. No cash proceeds were received by the Company.
(3) Shares were issued under a property agreement. No cash proceeds were received by the Company.
(4) Shares in respect of stock options exercised on August 9 and 10, 2016 have not been issued as at the date of this Prospectus Supplement.

	Price per	Number of		Price per	Number of
Date of Issue	Common	Common Shares	Date of Issue	Common	Common Shares
	Share (C$)	Issued(1)		Share (C$)	Issued(1)
June 3, 2016	2.00	3,300	July 5, 2016	2.40	18,400
June 6, 2016	2.01	2,000	July 5, 2016	2.00	64,300
June 8, 2016	2.00	3,960	July 5, 2016	3.08	80,000
June 9, 2016	2.00	34,948	July 6, 2016	3.00	20,000
June 10, 2016	2.00	31,680	July 6, 2016	3.10	100,000
June 13, 2016	2.00	14,520	July 6, 2016	2.40	5,000
July 14, 2016	2.00	7,524	July 6, 2016	2.00	26,070
July 15, 2016	2.00	36,630	July 7, 2016	3.00	190,000
June 15, 2016	1.12	66,000	July 7, 2016	2.50	33,000
June 16, 2016	2.10	99,000	July 7, 2016	2.10	16,750
June 16, 2016	2.00	7,854	July 7, 2016	3.10	326,401
June 16, 2016	1.12	45,000	July 7, 2016	2.40	34,500
June 17, 2016	2.40	34,500	July 7, 2016	2.00	121,670
June 17, 2016	2.00	99,928	July 7, 2016	2.60	49,500
June 17, 2016	1.12	50,000	July 7, 2016	1.12	6,500
June 20, 2016	2.40	34,500	July 8, 2016	3.00	210,000
June 20, 2016	2.00	82,288	July 8, 2016	3.18	30,000
June 20, 2016	1.12	16,500	July 8, 2016	2.10	16,500
June 21, 2016	2.00	156,948	July 8, 2016	3.10	415,999
June 21, 2016	2.32	100,000	July 8, 2016	2.40	16,500
June 22, 2016	2.00	43,758	July 8, 2016	3.24	40,000
June 22, 2016	2.40	3,450	July 8, 2016	2.00	99,026
June 23, 2016	2.40	15,450	July 11, 2016	3.00	162,500
June 23, 2016	2.00	92,900	July 11, 2016	2.50	40,000
June 23, 2016	1.12	3,000	July 11, 2016	3.10	531,500
June 24, 2016	2.10	13,000	July 11, 2016	2.40	345,000
June 24, 2016	2.40	161,000	July 11, 2016	3.24	30,000
June 24, 2016	2.00	19,800	July 11, 2016	2.00	43,044
June 27, 2016	2.40	1,150	July 11, 2016	2.70	19,600
June 27, 2016	2.00	41,118	July 11, 2016	3.94	50,000(2)
June 27, 2016	1.12	198,000	July 12, 2016	3.00	220,000
June 28, 2016	2.40	20,000	July 12, 2016	3.10	160,000
June 28, 2016	2.00	3,168	July 12, 2016	2.00	14,520
June 29, 2016	2.01	55,420	July 12, 2016	3.08	100,000
June 29, 2016	2.50	82,600	July 13, 2016	3.00	215,000
June 29, 2016	2.10	18,750	July 13, 2016	3.10	456,675
June 29, 2016	2.40	181,500	July 13, 2016	2.40	211,600
June 29, 2016	2.00	150,086	July 13, 2016	3.15	9,900
June 29, 2016	1.12	159,000	July 13, 2016	2.00	95,485
June 30, 2016	3.00	70,000	July 13, 2016	3.08	100,000
June 30, 2016	2.10	8,000	July 14, 2016	3.00	260,000
June 30, 2016	2.01	66,000	July 14, 2016	3.10	854,640
June 30, 2016	3.10	30,000	July 14, 2016	2.40	5,000
June 30, 2016	2.40	1,150	July 14, 2016	2.90	6,600
June 30, 2016	1.90	16,500	July 14, 2016	3.15	19,800
June 30, 2016	2.00	113,364	July 14, 2016	2.00	58,550
June 30, 2016	2.70	20,000	July 14, 2016	1.12	10,000
June 30, 2016	0.84	35,250	July 15, 2016	3.00	379,800
July 4, 2016	3.00	100,000	July 15, 2016	3.10	125,290
July 4, 2016	2.40	8,050	July 15, 2016	3.91	265,269(3)
July 4, 2016	2.00	50,523	July 15, 2016	2.40	16,500
July 4, 2016	1.12	4,500	July 15, 2016	2.00	55,770
July 4, 2016	0.84	18,200	July 18, 2016	3.00	182,500
July 5, 2016	3.10	95,100	July 18, 2016	2.10	16,500

	Price per	Number of		Price per	Number of
Date of Issue	Common	Common Shares	Date of Issue	Common	Common Shares
	Share (C$)	Issued(1)		Share (C$)	Issued(1)
July 18, 2016	3.10	205,750	August 8, 2016	2.32	65,000
July 18, 2016	2.40	345,000	August 8, 2016	2.40	10,000
July 18, 2016	2.90	6,600	August 8, 2016	2.50	50,000
July 18, 2016	3.15	51,000	August 8, 2016	3.00	1,157,000
July 18, 2016	2.00	13,530	August 8, 2016	3.10	393,000
July 18, 2016	2.70	50,000	August 8, 2016	3.15	265,600
July 19, 2016	3.00	73,200	August 8, 2016	3.18	45,000
July 19, 2016	3.18	25,000	August 8, 2016	3.80	150,000
July 19, 2016	3.10	132,000	August 9, 2016	2.00	84,897(4)
July 19, 2016	3.15	40,000	August 9, 2016	2.32	39,600(4)
July 19, 2016	2.00	41,580	August 9, 2016	3.00	555,200(4)
July 19, 2016	1.12	16,500	August 9, 2016	3.10	260,000(4)
July 20, 2016	3.00	10,000	August 9, 2016	3.15	12,540(4)
July 20, 2016	3.18	10,000	August 10, 2016	2.00	31,680(4)
July 20, 2016	3.10	252,000	August 10, 2016	2.50	13,200(4)
July 20, 2016	2.00	32,208	August 10, 2016	2.70	60,000(4)
July 21, 2016	2.00	63,360	August 10, 2016	3.00	165,000(4)
July 22, 2016	3.68	250,669(3)	August 10, 2016	3.10	202,000(4)
August 3, 2016	2.40	145,000	August 10, 2016	3.15	36,300(4)
August 8, 2016	2.00	198,074	August 10, 2016	3.24	50,000(4)
August 8, 2016	2.10	16,500

During the 12-month period before the date of this Prospectus Supplement, we have issued the following securities convertible or exercisable into Common Shares:

	Price per		Number of
Date of Issue	Security (C$)	Security	Securities Issued
August 28, 2015	1.62	Restricted Share Units	50,000
August 31, 2015	1.65	Stock Options	175,000
February 5, 2016	1.12	Stock Options	12,185,000
February 22, 2016	1.43	Restricted Share Units	96,246
February 24, 2016	1.48	Stock Options	70,000
March 21, 2016	2.02	Restricted Share Units	1,817,821
April 5, 2016	2.12	Stock Options	100,000
May 20, 2016	2.50	Stock Options	575,000
May 26, 2016	2.50	Restricted Share Units	139,605
June 3, 2016	2.37	Stock Options	255,000

TRADING PRICE AND VOLUME

The following table sets forth the trading price range and volumes of the Common Shares on the TSX for the periods indicated:

Year		High	Low	Volume
		(C$)	(C$)	(no. of Common
				Shares)
2016	August 1 - 10	4.74	4.12	47,313,125
	July	4.15	3.34	123,410,887
	June	3.28	2.32	143,383,483
	May	2.93	2.28	135,685,499
	April	2.79	2.06	116,923,942
	March	2.28	1.40	189,495,871
	February	1.61	1.06	167,521,741
	January	1.53	0.92	138,973,618
2015	December	1.69	1.38	96,459,976
	November	1.51	1.31	88,246,740
	October	1.88	1.37	92,462,882
	September	1.75	1.35	70,145,106
	August	1.79	1.30	73,025,399

On August 10, 2016, the closing price of the Common Shares on the TSX was C$4.64 per Common Share.

The following table sets forth the trading price range and volumes of the Common Shares on the NYSE MKT for the periods indicated.

Year		High	Low	Volume
		(US$)	(US$)	(no. of Common
				Shares)
2016	August 1 - 10	3.64	3.13	36,308,156
	July	3.19	2.59	91,433,557
	June	2.52	1.77	127,055,924
	May	2.31	1.75	61,638,101
	April	2.23	1.57	55,734,334
	March	1.77	1.04	96,514,110
	February	1.17	0.77	44,070,992
	January	1.07	0.60	43,557,810
2015	December	1.26	0.99	190,875,279
	November	1.14	0.99	43,924,312
	October	1.46	1.03	40,716,298
	September	1.29	1.00	68,403,358
	August	1.37	0.98	49,556,383

On August 10, 2016, the closing price of the Common Shares on the NYSE MKT was $3.55 per Common Share.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsels’ understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Offered Shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers or holders of Offered Shares should consult their own tax advisors with respect to their particular circumstances.

Certain Canadian Federal Income Tax Considerations for Residents of Canada

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires beneficial ownership of Offered Shares pursuant to the Offering and who, at all relevant times, for purposes of the Tax Act, (1) is, or is deemed to be, resident in Canada, (2) deals at arm’s length with B2Gold and the Agents; (3) is not affiliated with B2Gold or the Agents; and (4) holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be capital property to a Holder provided the Holder does not acquire or hold those Offered Shares in the course of carrying on a business of buying or selling securities or as part of an adventure or concern in the nature of trade. Certain Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Common Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years. Holders whose Offered Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This summary is not applicable to (i) a purchaser that is a “specified financial institution”; (ii) a purchaser an interest in which is a “tax shelter investment”; (iii) a purchaser that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”; (iv) a purchaser that reports its “Canadian tax results” in a currency other than Canadian currency; or (v) a purchaser that enters into, with respect to their Offered Shares, a “derivative forward agreement”, each as defined in the Tax Act. Such purchasers should consult their own tax advisors.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Taxation of Holders of Offered Shares

Dividends

A Holder will be required to include in computing its income for a taxation year any dividends received or deemed to be received on the Offered Shares. In the case of a Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received or deemed to be received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by B2Gold as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received by a Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 38 1⁄3% under Part IV of the Tax Act on dividends received or deemed to be received on the common shares to the extent such dividends are deductible in computing the Holder’s taxable income for the taxation year.

For the purpose of computing the adjusted cost base of such Offered Shares to the Holder, the cost of such Offered Shares acquired pursuant to the Offering will be averaged with the adjusted cost base of all other Common Shares held by the Holder as capital property at that time.

Dispositions

Generally, on a disposition or deemed disposition of a Offered Share, a Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the Offered Share immediately before the disposition or deemed disposition.

Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances prescribed by the Tax Act.

The amount of any capital loss realized by a Holder that is a corporation on the disposition or deemed disposition of a common share may be reduced by the amount of any dividends received by the Holder on such Offered Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a common share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Holders should consult their own tax advisors.

A Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 10 2⁄3% (subject to pro-ration for taxation years that end after 2015 and begin before 2016) on its “aggregate investment income” for the year which will include taxable capital gains.

Capital gains realized and taxable dividends received by a Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Holders should consult their own advisors with respect to the application of minimum tax.

Certain Canadian Federal Income Tax Considerations for Non-Residents of Canada

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act, to a holder who acquires, as beneficial owner, the Offered Shares under the Offering, and who, for purposes of the Tax Act and at all relevant times: (i) holds the Offered Shares as capital property; (ii) deals at arm’s length with, and is not affiliated with, us or the Agent; (iii) is not, and is not deemed to be resident in Canada; and (iv) does not use or hold and will not be deemed to use or hold, Offered Shares in a business carried on in Canada, (a “Non-Resident Holder”). Generally, Offered Shares will be considered to be capital property to a Non- Resident Holder provided the Non-Resident Holder does not hold Offered Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non- Resident Holders should seek advice from their own tax advisors.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non- Resident Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Disposition of Common Shares

A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a Offered Share, unless the Offered Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NYSE MKT) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Offered Shares could be deemed to be taxable Canadian property. Even if the Offered Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of Offered Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

Receipt of Dividends

Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder on Offered Shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non- Resident Holder’s country of residence. For example, under the Canada-United States Income Tax Convention (1980) as amended (the “U.S. Treaty”), the rate is generally reduced to 15% where the Non-Resident Holder is a resident of the United States for the purposes of, and is entitled to the benefits of, the U.S. Treaty.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the U.S. Treaty, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the U.S. Treaty. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the U.S. Treaty, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

A foreign corporation generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which it holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the foreign corporation for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the foreign corporation’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

For each taxable year after the tax year ending on December 31, 2015 in which the Company determines it is a PFIC, the Company will provide to U.S. Holders upon written request, or post on the Company’s website, a PFIC Annual Information Statement and any other required information to enable such U.S. Holders to make a QEF Election. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

     Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

     Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

     Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

     Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

     The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

     THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents referred to in the accompanying Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the U.S. registration statement on Form F-10 (File No. 333-208506) of which this Prospectus Supplement and the accompanying Prospectus form a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the accompanying Prospectus; (ii) consents of PricewaterhouseCoopers LLP, Chartered Professional Accountants, and those “qualified persons” named under “Interest of Experts” in this Prospectus Supplement and the accompanying Prospectus; (iii) powers of attorney from certain of the Company’s officers and directors; and (iv) the Distribution Agreement.

LEGAL MATTERS

     Certain legal matters relating to the Offering will be passed upon by Lawson Lundell LLP, as to Canadian legal matters, on behalf of the Company and Blake, Cassels & Graydon LLP, as to Canadian legal matters, on behalf of the Agents.

     As of the date of this Prospectus Supplement, the respective partners and associates of each of Lawson Lundell LLP and Blake, Cassels & Graydon LLP own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of our associates or affiliates.

AUDITOR, TRANSFER AGENT AND REGISTRAR

     The auditor of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, of 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7. PricewaterhouseCoopers LLP reports that they are independent of the Company in accordance with the Code of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia and within the meaning of PCAOB Rule 3520, Auditor Independence.

     The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

INTEREST OF EXPERTS

     None of Sandra Hunter, Ken Jones, David J.T. Morgan, Brian Scott, Hermanus Kriel, William Lytle, Thomas Garagan, Glenn Bezuidenhout, Guy Wiid, Mark Turner, Andrew Vigar, Peter Montano, Kevin Pemberton, Vaughan Chamberlain, Ben Parsons, Donald Hulse, William Crowl and Deepak Malhotra, each being a person who has prepared or certified a report under NI 43-101 referenced in this Prospectus Supplement, either directly or in a document incorporated by reference, received or has received a direct or indirect interest in any of the securities or other property of the Company or any associate or affiliate of the Company.

     As at the date hereof, each of the aforementioned persons owns, beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of our associated or affiliates.

     Brian Scott, William Lytle, Thomas Garagan, Peter Montano, Ken Jones and Kevin Pemberton are currently employed by the Company. Aside from Brian Scott, William Lytle, Thomas Garagan, Peter Montano, Ken Jones and Kevin Pemberton., none of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of us or any associate or affiliate of us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     B2Gold is a public company and files annual, quarterly and special reports, proxy statements and other information with Canadian securities regulatory authorities and the SEC. You may read and copy any document the Company files at the SEC’s public reference room at 100 F Street, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The Company’s SEC filings are also available to the public at the SEC’s website at www.sec.gov. Certain of these documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of B2Gold Corp. at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1J1, telephone (604) 681-8371 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	January 11, 2016

B2GOLD CORP.
US$300,000,000
Debt Securities
Warrants
Subscription Receipts
Units
Common Shares

B2Gold Corp. (“B2Gold” or the “Company”) may offer and sell, from time to time, debt securities (“Debt Securities”), warrants to purchase common shares of the Company (“Warrants”), subscription receipts (“Subscription Receipts”) or common shares of the Company (“Common Shares”) or any combination of such securities (“Units”) (all of the foregoing collectively, the “Securities) up to an aggregate initial offering price of US$300,000,000 (or its equivalent in Canadian dollars) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by us or one of our subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of among other things, Securities, cash and assumption of liabilities.

Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” and elsewhere in this Prospectus and in the documents incorporated by reference in this Prospectus.

This offering is made by a Canadian issuer that is permitted under a multijurisdictional disclosure system adopted by the United States to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisors with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of British Columbia, Canada, that the majority of the Company’s officers and directors and some or all of the experts named in this Prospectus are residents of a country other than the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the Securities offered hereby, passed upon the accuracy or adequacy of this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered, and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

This Prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance debt securities, including Debt Securities convertible into other Securities of the Company, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

In connection with any offering of the Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation) unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transaction, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BTO” and on the NYSE MKT LLC (“NYSE MKT”) under the symbol “BTG”. On January 8, 2016, the last trading day of the Common Shares prior to the date of this Prospectus, the closing price of the Common Shares on the TSX and NYSE MKT was C$1.34 and US$0.9495, respectively. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts and the Units will not be listed on any securities exchange. There is no market through which these Securities may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation.

Our head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. Our registered and records office is located at 1600 – 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Mr. Rayment, Mr. Korpan, Mr. Mtshisi and Mr. Connelly all being directors of the Company reside outside Canada. Mr. Rayment, Mr. Korpan, Mr. Mtshisi and Mr. Connelly have appointed B2Gold Corp., Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1J1, as their agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against Mr. Rayment, Mr. Korpan, Mr. Mtshisi and Mr. Connelly, even though they have appointed an agent for service of process.

     You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

     In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us”, the “Company” and “B2Gold” refer to B2Gold Corp., and unless the context otherwise requires, our direct and indirect subsidiaries.

     Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. We have not independently verified this information and do not make any representation as to the accuracy of this information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

     We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference and any Prospectus Supplement, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. All mineral resource and reserve estimates included in this Prospectus, including the documents incorporated by reference, have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, mineral reserve and mineral resource information included and incorporated by reference in this Prospectus and any Prospectus Supplement is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

     In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates included and incorporated by reference in this Prospectus and any Prospectus Supplement may not qualify as “reserves” under SEC standards.

     In addition, the information included and incorporated by reference in this Prospectus uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose mineral resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” included and incorporated by reference in this Prospectus and any Prospectus Supplement is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted under NI 43-101; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the documents incorporated by reference in this Prospectus include information regarding adjacent or nearby properties on which we have no right to mine. The SEC does not normally allow U.S. companies to include such information in their filings with the SEC. For the above reasons, information included and incorporated by reference in this Prospectus and any Prospectus Supplement that describes our mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The information included and incorporated by reference in this Prospectus includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance, production estimates, anticipated operating and production costs and revenue, estimates of capital expenditures; recovery and grade estimates; anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, including finalizing the Mining Convention and the ownership of the entity that will hold the Fekola project with the Government of Mali, the potential development and potential production from the Fekola project and the anticipated arrival of the permanent camp there; the life of mine at the Fekola project; estimated financial returns from the Fekola project; completion of a mining study for the Otjikoto mine as well as a new geologic model for the Otjikoto Pit and the Wolfshag zone, updating the Kiaka feasibility study; the projections included in existing technical reports, economic assessments and feasibility studies, including the feasibility study for the Fekola project; the potential for expansion of mineral resources and mineral reserves, including at the Masbate mine; the potential for expansion of production capacity, including the cost reduction and continued ramp up, improvements and expansion of gold production at the Otjikoto mine and development of the adjacent Wolfshag zone, potential expansion options for the Masbate mine, the completion of permitting in respect of the Jabali Antenna Pit, production from the Jabali Antenna Pit and increased production at La Libertad, and the potential to extend the mine life of the La Libertad and Limon mines; projected capital investments and exploration; and the adequacy of capital, financing needs and the potential availability of and potential for receiving further commitments under our new revolving credit facility; the potential availability of flexible financing arrangements, including our new revolving credit facility; the availability of the accordion feature under our new revolving credit facility and the potential increase in available funds under it; the repayment of our previous credit facility; and whether our new revolving credit facility will provide sufficient funds for the construction of the Fekola project and to meet our objective of having $100 million on hand. Estimates of mineral resources and mineral reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements included and incorporated by reference herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond our control, including risks associated with the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; risks of not achieving production or cost estimates; uncertainty of mineral reserve and mineral resource estimates; material differences for reporting mineralized material between United States reporting standards and the Canadian standards; financing risks; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; inability to comply with Philippines regulations related to ownership of natural resources and operation, management and control of our business; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities or complete desirable acquisitions; the failure to integrate business and assets that we have acquired or may acquire in the future; unknown liabilities of companies that we have acquired; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws including changes in such laws, risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks including the risk of terrorist activity; climate change risks; volatility of global financial conditions; disruptions arising from conflicts with small scale miners in certain countries; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; risks associated with conflicts of interest among our directors and officers; the risk of an uninsurable or uninsured loss; litigation risk; taxation, including changes in tax laws and interpretation of tax laws; difficulty in achieving and maintaining the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act; risks related to the ongoing epidemic of the Ebola virus disease in West Africa; and community support for our operations including risks related to strikes and the halting of such operations, from time to time, as well as other factors identified and as described in more detail under the heading “Risk Factors” in our most recent annual information form and this Prospectus and in the documents incorporated by reference herein. The list is not exhaustive of the factors that may affect our forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. Our forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

PRESENTATION OF FINANCIAL INFORMATION

     The financial statements included or incorporated by reference in this Prospectus or any Prospectus Supplement are presented in United States dollars and have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, including IAS 34, Interim Financial Reporting, as appropriate.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

     All dollar amounts in this Prospectus and any Prospectus Supplement are or will be in United States dollars, unless otherwise indicated. All references to “$” or “US$” refer to U.S. dollars and “C$” refers to Canadian dollars. On January 8, 2016, the noon spot rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00=C$ 1.42 or C$1.00=US$ 0.71.

     The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar for the end of period and the high, low and average (based on the exchange rate on the last day of each month during such period) exchange rates for such period (such rates, which are expressed in Canadian dollars are based on the noon buying rate for U.S. dollars reported by the Bank of Canada).

	2013	2014	2015
Rate at the end of period	$1.0636	$1.1601	$1.3840
Average rate during period	$1.0299	$1.1045	$1.2787
Highest rate during period	$1.0697	$1.1643	$1.3990
Lowest rate during period	$0.9839	$1.0614	$1.1728

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1J1, telephone: (604) 681-8371. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com.

     The following documents of the Company filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	annual information form, dated March 27, 2015, for the year ended December 31, 2014;

(b)	audited consolidated financial statements for the years ended December 31, 2014 and 2013, together with the notes thereto and the auditor’s report thereon;

(c)	management’s discussion and analysis of the financial position and results of operations for the year ended December 31, 2014;

(d)	management information circular, dated May 8, 2015, prepared in connection with our annual general and special meeting of shareholders held on June 12, 2015;

(e)	unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015, together with the notes thereto;

(f)	management’s discussion and analysis of the financial position and results of operations for the three and nine months ended September 30, 2015;

(g)	press release dated May 20, 2015, relating to the Company securing a new revolving credit facility; and

(h)	press release dated June 11, 2015, relating to the results of the optimized feasibility study for the Fekola project and the closing of the Company’s new revolving credit facility.

     Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions that are filed by us with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus. In addition, any document filed by us with the SEC or furnished to the SEC on Form 6-K or otherwise after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus if, and to the extent, so provided.

     Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

     A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

     Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

AVAILABLE INFORMATION

     We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     We are subject to the information requirements of the United States Securities Exchange Act of 1934 as amended (the “Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith file reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

     You may read any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities under our corporate profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) consents of auditor, engineers and geologists; (iii) powers of attorney from certain directors and officers of the Company; and (iv) the form of Indenture (as defined below). A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE COMPANY

     We are a Vancouver-based gold producer with four operating mines (two mines in Nicaragua, one mine in the Philippines and one mine in Namibia) and one mine under construction in Mali. In addition, the Company has a portfolio of other evaluation and exploration projects in several countries including Mali, Colombia, Burkina Faso and Nicaragua. The Company currently operates the La Libertad mine and the Limon mine in Nicaragua, the Masbate mine in the Philippines and the Otjikoto mine in Namibia.

     More detailed information regarding the business of the Company, its operations and its assets and properties can be found in our annual information form and other documents which are incorporated herein by reference. See “Documents Incorporated by Reference”.

MANAGEMENT AND BOARD OF DIRECTORS

     The following is a brief description of the principal business activities and experience of our senior management and directors:

Clive Johnson

     Clive Johnson has served as a Director and the President of B2Gold since December 2006 and Chief Executive Officer since March 2007. Mr. Johnson oversees our long-term strategy and development as well as the day-to-day activities of B2Gold. Previously, Mr. Johnson was involved with Bema Gold Corporation (“Bema”) and its predecessor companies since 1977. Mr. Johnson was appointed the President and Chief Executive Officer of Bema after it was created by the amalgamation of three Bema group companies in 1988. He was the driving force in Bema’s transition from a junior exploration company to an international intermediate gold producer. Mr. Johnson is currently a director of Uracan Resources Ltd.

Roger Richer

     Roger Richer has served as our Executive Vice President, General Counsel since March 2007 and our Secretary since December 2006. Mr. Richer manages the legal affairs, corporate records and corporate governance of B2Gold. Mr. Richer has over 30 years of experience in mining law, corporate finance and international business transactions and practices. Mr. Richer was with Bema Gold from its inception in 1988 until 2007. He has a Bachelor of Arts and a Bachelor of Law degree from the University of Victoria.

Michael Cinnamond

     Michael Cinnamond has served as our Senior Vice President of Finance and Chief Financial Officer since April 1, 2014. Mr. Cinnamond oversees the financial reporting, cash management and tax planning of B2Gold as well as financial compliance and reporting to the regulatory authorities. Prior to joining us, Mr. Cinnamond was an audit partner at PricewaterhouseCoopers LLP where he was the BC Resources Leader for the Mining, Forestry and Energy and Utilities practices. Mr. Cinnamond has 16 years of experience in the mining industry sector. Mr. Cinnamond holds an LL.B designation from the University of Exeter.

Tom Garagan

     Tom Garagan has served as our Senior Vice President of Exploration since March 2007. Mr. Garagan is responsible for all aspects of our exploration, including technical review of new acquisitions. Mr. Garagan is a geologist with over 30 years of experience. Mr. Garagan was with Bema from 1991 to 2007 and was appointed Vice President of Exploration in 1996. He has worked in North and South America, East and West Africa and Russia. He was instrumental in several discoveries, including the Cerro Casale and Kupol deposits. Mr. Garagan currently serves as a director of Uracan Resources Ltd. Mr. Garagan has a Bachelor of Science (Honours) degree in geology from the University of Ottawa.

Dennis Stansbury

     Dennis Stansbury has served as our Senior Vice President of Engineering and Project Evaluations (and prior to that our Senior Vice President of Development and Production) since March 2007. Mr. Stansbury is a mining engineer with over 35 years of engineering, construction, production and management experience at surface and underground mines in ten different countries. After working for a number of gold mining companies in South America and the United States, he joined Bema as Vice President South America in 1994 and was appointed Vice President of Development and Production in 1996. Mr. Stansbury has a Bachelor of Science degree in mining engineering from Montana College of Mineral Science and Technology.

Robert Cross

     Robert Cross was appointed to our board of directors and as Chairman of the board in October 2007. Mr. Cross has over 25 years of experience as a financier in the mining and oil & gas sectors. Mr. Cross is a co-founder, director and Non-Executive Chairman of Bankers Petroleum Ltd., and a co-founder, director and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc. Mr. Cross also serves as director of BNK Petroleum Inc. and Petro-Victory Energy Corp. Mr. Cross served as Chairman and Chief Executive Officer of Yorkton Securities Inc. between 1996 and 1998, a director of LNG Energy Ltd. from 2007 to 2011, and a director of Athabasca Potash Inc. from 2009 to 2010. He also served as an Investment Banking Partner with Gordon Capital Corporation in Toronto from 1987 to 1994. Mr. Cross holds a degree in Engineering from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert Gayton

     Dr. Robert Gayton was appointed to our board of directors in October 2007. Dr. Gayton is a Chartered Accountant and has acted as a consultant to various public companies since 1990. He was the Chief Financial Officer of Western Silver Corporation from 1995 to 2004 and served as a director of Western Silver Corporation from 2004 to 2006. From 2003 to 2007, Dr. Gayton served as a director of Bema. Dr. Gayton was Vice President of Finance of Doublestar Resources Ltd. from 2003 to 2006 and a director from 1999 to 2007. He was a director of Northern Orion Resources Inc. from 2004 to 2007, LNG Energy Ltd. from 2011 to 2012, Palo Duro Energy Inc. from 2007 to 2012, Northisle Copper and Gold Inc. from 2011 to 2012, Copper North Mining Corp. from 2011 to 2012, Quaterra Resources Inc. from 1997 to 2012, Intrinsyc Software International, Inc. from 1992 to 2010, and IMN Resources Inc. from 2008 to 2009. Each of these companies was subsequently acquired by way of takeover. Dr. Gayton is currently a director and the chair or a member of the audit and/or other committees of Nevsun Resources Ltd., Amerigo Resources Ltd., Eastern Platinum Ltd. and Western Copper and Gold Corporation.

Jerry Korpan

     Jerry Korpan was appointed to our board of directors in November 2007. Mr. Korpan served as Managing Director of Yorkton Securities UK until 1999 and a director of Bema from 2002 to 2007. Until 2011, he was the Executive Director of Emergis Capital S.A., a company based in Antwerp, Belgium. Currently, Mr. Korpan serves as a director of Mitra Energy Limited, an independent oil company operating in South East Asia, and Midas Gold Corporation.

Barry Rayment

     Dr. Barry Rayment was appointed to our board of directors in October 2007. Dr. Rayment is a mining geologist with 40 years of experience in base and precious metal exploration and development. Between 1990 and 1993, he served as the President of Bema and also served as a director of Bema from 1988 to 2007. Dr. Rayment served as President of Mining Assets Corporation, a private company that provides consulting services to the mining industry between 1993 and 2010. He is currently a director of Golden Predator Mining Corp. Dr. Rayment was a director of EMC Metals Corp. between 2008 and 2009. Dr. Rayment obtained his Ph.D. in Mining Geology at the Royal School of Mines, London.

Bongani Mtshisi

     Bongani Mtshisi was appointed to our board of directors in December 2011, following B2Gold’s acquisition of Auryx Gold Corp. (“Auryx”) in 2011. Mr. Mtshisi is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo American Platinum Limited, Debeers/HUF joint venture and Sub Nigel Gold Mining Company). Mr. Mtshisi is currently the CEO of BSC Resources Ltd., a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founder and Chairman of Auryx. Mr. Mtshisi has a National diploma in Metalliferous Mining from Damelin College and a National Certificate in Project Management from The Technikon Witwatersrand, both in South Africa.

Kevin Bullock

     Kevin Bullock was appointed to our board of directors in December 2013, following our acquisition of Volta Resources Inc. Mr. Bullock is a mining engineer with over 25 years of experience at senior levels in mining exploration, mine development and mine operations. Prior to joining our board, Mr. Bullock was the President and CEO of Volta Resources Inc. and its predecessor company, Goldcrest Resources Ltd. since its inception in 2002. Prior to Volta and Goldcrest Resources Ltd., Mr. Bullock was Vice President Operations for Kirkland Lake Gold Ltd. and was instrumental in the reopening of its Macassa Gold Mine in Kirkland Lake, Ontario. Mr. Bullock is currently a director of Metallum Resources, New Millenium Iron Corp. and Anaconda Mining Inc.

Mark Connelly

     Mark Connelly was appointed to our board of directors in October 2014, following our acquisition of Papillon. Prior to joining our board, Mr. Connelly was Managing Director and CEO of Papillon. With over 25 years of experience in the mining industry, Mr. Connelly held senior executive positions with Adamus Resources Limited, Newmont Mining Corporation and Inmet Mining Corporation prior to Papillon. Mr. Connelly has extensive experience with the development, construction and operation of mining projects for a variety of commodities, including gold, base metals and other resources in West Africa, Australia, North America and Europe. Mr. Connelly is currently a director of West African Resources Limited.

RISK FACTORS

     An investment in our Securities involves risks. In addition to the risk factors set forth below, you should carefully consider the risks described in the sections entitled “Risk Factors” in any Prospectus Supplement and those set forth in documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, as well as other information in this Prospectus and any applicable Prospectus Supplement, before purchasing any of our Securities. Each of the risks described herein and in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, cause actual events to differ materially from those described in forward looking statements and information relating to the Company and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects. See “Documents Incorporated by Reference.”

There is an absence of a public market for certain of the Securities

     There is no public market for the Debt Securities, Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, we do not intend to apply for listing of the Debt Securities, Warrants, Subscription Receipts or Units on any securities exchanges. If the Debt Securities, Warrants, Subscription Receipts or Units are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the Debt Securities, Warrants, Subscription Receipts or Units, or that a trading market for these securities will develop.

The Debt Securities will be structurally subordinated to any indebtedness of our subsidiaries

     We carry on our business through corporate subsidiaries, and the majority of our assets are held in corporate subsidiaries. Our results of operations and ability to service indebtedness, including the Debt Securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions. The Indenture (as defined below) does not limit our ability or the ability of our subsidiaries to incur indebtedness. Such indebtedness of our subsidiaries would be structurally senior to the Debt Securities. In the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by us to pay our indebtedness, including any Debt Securities.

Changes in interest rates may cause the market price or value of the Debt Securities to decline

     Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Fluctuations in foreign currency markets may cause the value of the Debt Securities to decline

     Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

     All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIO

     Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

     Since the date of the unaudited condensed interim consolidated financial statements of the Company as at and for the nine months ended September 30, 2015 which are incorporated by reference in this Prospectus, the only material change to the share and loan capital of the Company on a consolidated basis, was the drawdown of US$50 million under the Company’s new US$350 million revolving credit facility (the “Credit Facility”).

DESCRIPTION OF EXISTING INDEBTEDNESS

     We entered into the Credit Facility with a syndicate of international banks pursuant to a credit agreement made as of May 20, 2015. The Credit Facility also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to US$450 million any time prior to the maturity date. HSBC, as sole lead arranger and sole bookrunner, is the administrative agent. The syndicate includes The Bank of Nova Scotia, Société Générale and ING Bank N.V, as mandated lead arrangers. Proceeds from the Credit Facility were used to repay our previous US$200 million revolving credit facility and for general corporate purposes. The Credit Facility bears interest on a sliding scale of between Libor plus 2.25% to 3.25% based on our consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925% . The term for the Credit Facility is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that our 3.25% convertible senior subordinated notes (the “Convertible Notes”) due on October 1, 2018 remain outstanding or the maturity date of the Convertible Notes has not been extended to at least 90 days after May 20, 2019. Upon closing of the Credit Facility, an initial drawdown of US$150 million was made which was used to repay the cumulative amount drawn under our previous credit facility. A subsequent drawdown of US$50 million was made for general corporate purposes.

     We have outstanding as of January 8, 2016, US$258.75 million Convertible Notes. Proceeds from the sale of the Convertible Notes were for general corporate purposes. The Convertible Notes bear interest at 3.25% payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2014, and mature on October 1, 2018, unless earlier redeemed, repurchased or converted. The Convertible Notes are convertible by holders into our Common Shares, based on an initial conversion rate of 254.2912 Common Shares per US$1,000 principal amount.

PLAN OF DISTRIBUTION

     We may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by us or our subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

     The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSX, NYSE MKT or other existing trading markets for the Common Shares. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid to us by the underwriters.

     Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

     In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

PRIOR SALES

     During the 12 month period before the date of this Prospectus, we have issued the following Common Shares and securities convertible into Common Shares:

			Number of
	Price per	Security	Securities Issued or
Date of Issue	Security (C$)		Granted
January 19, 2015	2.40	Stock Options	50,000
January 26, 2015	2.30	Common Shares	3,110,950
February 2, 2015	2.49	Restricted Share Units	75,000
February 11, 2015	2.16	Restricted Share Units	90,000
February 18, 2015	2.10	Stock Options	1,140,000
March 23, 2015	1.90	Restricted Share Units	1,259,910
March 30, 2015	2.00	Stock Options	20,521,500
April 1, 2015	1.93	Restricted Share Units	90,000
April 10, 2015	2.01	Common Shares	313,059
April 15, 2015	2.01	Common Shares	125,224
April 23, 2015	1.92	Common Shares	2,557,083
April 23, 2015	1.90	Stock Options	170,000
June 11, 2015	2.01	Stock Options	212,000
June 18, 2015	2.01	Stock Options	250,000
July 2, 2015	1.87	Restricted Share Units	150,000
August 28, 2015	1.62	Restricted Share Units	50,000

	Price per		Number of
	Security (C$)	Security	Securities Issued or
Date of Issue			Granted
August 31, 2015	1.65	Stock Options	175,000
September 23, 2015	1.49	Common Shares	50,000
December 15, 2015	1.63	Common Shares	125,144

PRICE RANGE AND TRADING VOLUME

     Our Common Shares are listed and posted for trading on the TSX and NYSE MKT under the trading symbols “BTO” and “BTG”, respectively. The following tables set out the market price range and trading volumes of our Common Shares on the TSX and NYSE MKT for the periods indicated.

Toronto Stock Exchange (prices in Canadian dollars)

Year		High	Low	Volume
		(C$)	(C$)	(no. of shares)
2016	January 1 - 8	1.53	1.24	62,589,619
	December	1.69	1.38	96,459,976
	November	1.51	1.31	88,246,740
	October	1.88	1.37	92,462,882
	September	1.75	1.35	70,145,106
	August	1.79	1.30	73,025,399
	July	1.98	1.34	72,352,487
	June	2.21	1.90	48,159,947
	May	2.18	1.86	63,718,986
	April	2.04	1.86	54,618,270
	March	2.17	1.79	96,223,177
	February	2.47	1.99	77,092,854
2015	January	2.88	1.84	143,470,405

     On January 8, 2016, the closing price of our Common Shares on the TSX was C$1.34 per share.

NYSE MKT (prices in U.S. dollars)

Year		High	Low	Volume
		(US$)	(US$)	(no. of shares)
2016	January 1 - 8	1.08	0.88	12,299,249
	December	1.26	0.9907	190,875,279
	November	1.14	0.989	43,924,312
	October	1.46	1.03	40,716,298
	September	1.29	1.00	68,403,358
	August	1.37	0.98	49,556,383
	July	1.57	1.02	40,234,259
	June	1.77	1.52	42,892,809
	May	1.79	1.53	38,194,045
	April	1.71	1.48	33,974,902
	March	1.73	1.39	59,877,340
	February	1.96	1.57	28,815,762

Year		High	Low	Volume
		(US$)	(US$)	(no. of shares)
2015	January	2.38	1.57	63,293,381

     On January 8, 2016, the closing price of our Common Shares on NYSE MKT was US$0.9495 per share.

DIVIDEND POLICY

     We have not declared any dividends or distributions on our Common Shares since our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our operations and do not presently anticipate paying any dividends or distributions in the foreseeable future. Our board of directors may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, results of operations and such other factors as the board of directors considers relevant.

DESCRIPTION OF DEBT SECURITIES

     In this section describing the Debt Securities, the terms “Company” and “B2Gold Corp.” refer only to B2Gold Corp. without any of its subsidiaries. This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part. The description of certain provisions of the Indenture in this section is not intended to be complete and is qualified in its entirety by reference to the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

     We may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus. We may be required to obtain the consent of our lenders for the issuance of certain Debt Securities, depending on their specific terms.

General

     The Indenture does not limit the amount of Debt Securities which we may issue under the Indenture, and we may issue Debt Securities in one or more series. Debt Securities may be denominated and payable in any currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits us, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities we have previously issued under the Indenture and to issue such increased principal amount.

     The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered by such Prospectus Supplement (the “Offered Securities”):

  the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

  the rate or rates at which the Offered Securities will bear interest, if any, the date or dates on which any such interest will begin to accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities which are in registered form;

  the terms and conditions under which we may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

  the terms and conditions upon which we may redeem the Offered Securities, in whole or in part, at our option;

  whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

  whether the Offered Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

  the denominations in which registered Offered Securities will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which bearer Offered Securities will be issuable, if other than US$1,000;

  each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

  if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which we will make payments on the Offered Securities;

  the terms, if any, on which the Offered Securities may be converted or exchanged for other of our Securities or securities of other entities;

  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities;

  any other terms of the Offered Securities which apply solely to the Offered Securities, or terms generally applicable to the Debt Securities which are not to apply to the Offered Securities; and

  if not obtained as at the date of such Prospectus Supplement, any consents required to be obtained with respect to the issuance of the Offered Securities.

     Unless otherwise indicated in the applicable Prospectus Supplement:

  holders may not tender Debt Securities to us for repurchase; and

  the rate or rates of interest on the Debt Securities will not increase if we become involved in a highly leveraged transaction or we are acquired by another entity.

     We may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance. We may offer and sell Debt Securities at a discount below their stated principal amount. We will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

     Any Debt Securities we issue will be our direct, unconditional and unsecured obligations and will rank equally among themselves and with all of our other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities we issue will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

     We will agree to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

     Unless otherwise indicated in the applicable Prospectus Supplement, we will issue Debt Securities only in fully registered form without coupons, and in denominations of US$1,000 and multiples of US$1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner set forth in the Indenture and in the applicable Prospectus Supplement, without service charges. We may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. We will appoint the Trustee as security registrar. Bearer Debt Securities and the coupons applicable to bearer Debt Securities thereto will be transferable by delivery.

Payment

     Unless otherwise indicated in the applicable Prospectus Supplement, we will make payments on registered Debt Securities (other than Global Securities) at the office or agency of the Trustee, except that we may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, we will pay any interest due on registered Debt Securities to the persons in whose name such registered Debt Securities are registered on the day or days, specified in the applicable Prospectus Supplement.

Registered Global Securities

     Registered debt securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Securities will be registered in the name of a financial institution that we select, and the debt securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Securities is called the “Depositary”. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

     Our obligations, as well as the obligations of the Trustee and those of any third parties we employed or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

     An investor should be aware that when Debt Securities are issued in the form of Global Securities:

  the investor cannot have Debt Securities registered in his or her own name;

  the investor cannot receive physical certificates for his or her interest in the Debt Securities;

  the investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

  the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

  the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security. We and the Trustee will have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interests in the Global Security. We and the Trustee also do not supervise the Depositary in any way; and

  the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

     In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred into their own names, so that they will be direct holders.

     The special situations for termination of a Global Security are:

  when the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

  when and if we decide to terminate a Global Security.

     The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not us or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

     The term “Event of Default” with respect to Debt Securities of any series means any of the following:

(a)	default in the payment of the principal of (or any premium on) any Security of that series at its maturity;

(b)	default in the payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c)	default in the deposit of any sinking fund payment when the same becomes due by the terms of the Debt Securities of that series;

(d)

default in the performance, or breach, of any other covenant or agreement of ours in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice to us by the Trustee or the holders of at least 25% in principal amount of all outstanding Debt Securities affected thereby;

(e)	certain events of bankruptcy, insolvency or reorganization; or

(f)	any other Events of Default provided with respect to the Debt Securities of that series.

     If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. If an Event of Default described in clause (d) or (f) above occurs and is continuing with respect to Debt Securities of one or more series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of all series affected thereby (as one class) may require the principal amount (or, if any of the Debt Securities of such affected series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Debt Securities of such affected series and any accrued but unpaid interest on such Debt Securities be paid immediately. If an Event of Default described in clause (e) above occurs and is continuing, then the Trustee or the holders of not less than 25% in principal amount of all outstanding Debt Securities (as a class) may require the principal amount (or, if the Debt Securities or any series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series (or of all series, as the case may be), by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities or Indexed Securities upon the occurrence of any Event of Default and the continuation thereof.

     Except during default, the Trustee is not obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

     No holder of a Debt Security of any series will have any right to institute any proceedings, unless:

  such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

  the holders of at least 25% in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

  the Trustee has failed to institute such proceedings, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

     However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

     We will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of our obligations under the Indenture and as to any default in such performance.

Defeasance

     When we use the term “defeasance”, we mean discharge from some or all of our obligations under the Indenture with respect to Debt Securities of a particular series. If we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at our option:

  We will be discharged from our obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

  We will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to us.

     To exercise defeasance we also must deliver to the Trustee:

  an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

  an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and that holders of the Debt Securities of such series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

     In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and we cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow us to be discharged from all of our obligations under the Debt Securities of any series, we must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Modifications and Waivers

     We may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment provided, however, that we must receive consent from the holder of each outstanding Debt Security of such affected series to:

  change the stated maturity of the principal of or interest on such outstanding Debt Security;

  reduce the principal amount of or interest on such outstanding Debt Security;

  reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

  change the place or currency of payments on such outstanding Debt Security;

  impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

  reduce the percentage in principal amount of outstanding Debt Securities of such series from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

  modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

     The holders of a majority in principal amount of Debt Securities of any series may waive our compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of, or interest on, any Security or in respect of any item listed above.

     The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Debt Securities.

Consent to Jurisdiction and Service

     Under the Indenture, we will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Indenture and the Debt Securities and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York (herein after referred to as a New York Court), and will submit to such non-exclusive jurisdiction.

Governing Law

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

     Since all of the assets of the Company are outside the United States, any judgment obtained in the United States against us would need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from our assets. We have been advised by our Canadian counsel, Lawson Lundell LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Trustee

     The Trustee under the Indenture will be named in the applicable Prospectus Supplement.

DESCRIPTION OF WARRANTS

     We may issue Warrants to purchase Common Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

     Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the offering of such Warrants is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.

     The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the offering. The description will include, where applicable:

  the designation and aggregate number of Warrants;

  the price at which the Warrants will be offered;

  the currency or currencies in which the Warrants will be offered;

  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  the designation, number and terms of the Common Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

  the exercise price of the Warrants;

  the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

  if the Warrants are issued as a unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

  any minimum or maximum amount of Warrants that may be exercised at any one time;

  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

  whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  material United States and Canadian federal income tax consequences of owning the Warrants; and

  any other material terms or conditions of the Warrants.

     Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. We may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

     We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.

     The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an offering of Subscription Receipts with securities regulatory authorities in Canada and the United States after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

  the number of Subscription Receipts;

  the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

  conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

  the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

  the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

  the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of subscription receipts that will be offered with each Security;

  the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities or Warrants;

  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

  any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

  any other material terms and conditions of the Subscription Receipts.

     Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

     Under the subscription receipt agreement, a Canadian purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares, Debt Securities or Warrants, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Debt Securities or Warrants, as the case may be, if this Prospectus, the applicable Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States or other jurisdictions outside Canada.

DESCRIPTION OF UNITS

     We may issue Units comprised of one or more of the other Securities described in the Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

     The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

DESCRIPTION OF SHARE CAPITAL

     Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date of this Prospectus, 926,864,297 Common Shares and no preferred shares are issued and outstanding.

Common Shares

     Registered holders of Common Shares are entitled to receive notice of and attend all meetings of our shareholders, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by our board of directors and, upon liquidation, dissolution or winding-up, are entitled to receive on a pro rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares. Any alteration of the rights attached to Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

Preferred Shares

     Preferred shares without par value may at any time and from time to time be issued in one or more series. Our board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend our articles to create, define and attach, and if permitted by the Business Corporations Act (British Columbia) (“BCBCA”), alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of our shareholders. Holders of preferred shares will be entitled to preference with respect to the payment of dividends on such shares over the Common Shares, and over any other of our shares ranking junior to the preferred shares with respect to payment of dividends. In the event of our liquidation, dissolution or winding-up, holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and over any of our other shares ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

CERTAIN INCOME TAX CONSIDERATIONS

     The applicable Prospectus Supplement will describe certain Canadian and U.S. federal income tax consequences to investors described therein of acquiring any Securities offered thereunder.

LEGAL MATTERS

     Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Lawson Lundell LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to U.S. legal matters.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

INTEREST OF EXPERTS

     None of Donald E. Hulse, P.E., William J. Crowl, MMSA, Deepak Malhotra, Ph.D., Mark Turner, B.Eng., MAusIMM CP, Andrew Vigar, B. App Sc Geo., FAusIMM, MSEG, FAusMM CP, Mark Wanless, Pr.Sci.Nat., Shaun Crisp, Pr.Sci.Nat., William Lytle, P.E., M.Sc., B.Sc., Tom Garagan, P.Geo, B.Sc., Hermanus Kriel, Pr.Eng., B.Eng., Glenn Bezuidenhout, Pr.Eng., FSAIMM, Guy Wiid, Pr.Eng., M.Sc., B.Sc. and Werner Petrick, Certified Environmental Practitioner, B.Sc. Eng., M.Env. Mgt., William N. Pearson, Ph.D., P.Geo., Graham Speirs, P.Eng., Nic Johnson, MAIG, Chris Kaye, FAusIMM, Don Tschabrun RM SME, Stephanus Coetzee, Pr.SciNat, Ben Parsons, MAusIMM (CP), MSc, Jonathon Priest, SCPM, C.Eng., MIMMM, PMP, M.Eng, Andrew Carter, B.Sc., C.Eng., MIMMM, MSAIMM, SME, Laszlo Bodi, P.Eng., Richard Hope, C.Eng., MIMMM, Geoff Ricks, C.Env, FIMMM PhD, Ian Lloyd, B.Eng., M.Sc., C.Eng. MIET, Brian Scott, P. Geo., Kevin Pemberton, P.E., Peter Montano, P.E., Vaughan Chamberlain, FAusIMM, Ken Jones, P.E., Sandy Hunter, MAusIMM (CP) and David Morgan, MIE Aust CPEng, each being persons who have prepared or certified a report under NI 43-101 referenced in this Prospectus, either directly or in a document incorporated by reference, received or has received a direct or indirect interest in any securities or other property of the Company or of any associate or affiliate of the Company.

     As at the date hereof, the aforementioned persons, and the directors, officers and employees, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

     Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of us.

     Our auditor, PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, report that they are independent from us in accordance with the Chartered Professional Accountants of British Columbia, Canada, Code of Professional Conduct and with the rules and regulations of the SEC. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

ENFORCEABILITY OF CIVIL LIABILITIES

     We are a company organized and existing under the BCBCA. Many of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.